Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements for the six and three-month periods ended December 31, 2022, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 90, beginning on July 1, 2022

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 29, 2018 registered in the General Inspection of Justice on January 8, 2019 under Number 541 of Book 93 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 592,172,576 common shares (***).

Common stock subscribed, issued and paid up nominal value (millions of ARS): 592

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 223,591,918 shares

Voting stock (direct and indirect equity interest): 38.48% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	592,172,576 (**)	592

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
LRSA	La Rural S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2022 and June 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2022	06.30.2022
ASSETS
Non-current assets
Investment properties	8	404,759	432,679
Property, plant and equipment	9	92,123	85,030
Trading properties	10	4,359	4,351
Intangible assets	11	6,329	6,126
Group of assets held for sale		193	-
Right-of-use assets	12	13,048	9,723
Biological assets	13	6,650	8,684
Investment in associates and joint ventures	7	26,149	25,635
Deferred income tax assets	21	650	93
Income tax credit		15	34
Restricted assets	15	634	667
Trade and other receivables	16	19,279	21,164
Investment in financial assets	15	1,337	1,235
Derivative financial instruments	15	32	93
Total non-current assets		575,557	595,514
Current assets
Trading properties	10	86	276
Biological assets	13	17,373	13,180
Inventories	14	18,412	19,201
Income tax credit		113	80
Trade and other receivables	16	55,261	47,665
Investment in financial assets	15	23,311	27,296
Derivative financial instruments	15	2,020	4,006
Cash and cash equivalents	15	21,470	49,947
Total current assets		138,046	161,651
TOTAL ASSETS		713,603	757,165
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		124,497	117,750
Non-controlling interest		172,593	178,103
TOTAL SHAREHOLDERS' EQUITY		297,090	295,853
LIABILITIES
Non-current liabilities
Borrowings	20	104,478	66,047
Deferred income tax liabilities	21	151,141	166,316
Trade and other payables	18	6,766	6,578
Provisions	19	4,088	731
Derivative financial instruments	15	325	179
Lease liabilities		11,969	10,099
Payroll and social security liabilities		238	220
Total non-current liabilities		279,005	250,170
Current liabilities
Trade and other payables	18	48,658	44,240
Borrowings	20	77,661	136,299
Provisions	19	243	299
Payroll and social security liabilities		2,172	3,535
Income tax liabilities		2,298	22,071
Lease liabilities		4,125	3,273
Derivative financial instruments	15	2,351	1,425
Total Current liabilities		137,508	211,142
TOTAL LIABILITIES		416,513	461,312
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		713,603	757,165

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
For the six and three-month periods ended December 31, 2022 and 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Revenues	22	67,484	70,013	32,457	33,096
Costs	23	(39,699)	(49,814)	(17,290)	(20,875)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	13	(2,494)	9,149	(818)	4,589
Changes in the net realizable value of agricultural products after harvest		457	(824)	153	(547)
Gross profit		25,748	28,524	14,502	16,263
Net (loss)/ gain from fair value adjustment of investment properties		(28,884)	44,715	(21,132)	58,590
Gain from disposal of farmlands		565	7,837	536	7,837
General and administrative expenses	24	(6,638)	(6,352)	(3,444)	(3,270)
Selling expenses	24	(4,326)	(5,474)	(2,276)	(2,971)
Other operating results, net	25	(2,202)	1,699	(3,628)	16
Management fees		(1,222)	(4,823)	(721)	(4,404)
(Loss)/ profit from operations		(16,959)	66,126	(16,163)	72,061
Share of profit/ (loss) of associates and joint ventures	7	812	121	(163)	566
(Loss)/ profit before financial results and income tax		(16,147)	66,247	(16,326)	72,627
Finance income	26	1,098	612	646	441
Finance cost	26	(11,769)	(12,412)	(7,417)	(6,313)
Other financial results	26	7,734	28,313	3,884	16,619
Inflation adjustment	26	11,734	(285)	4,287	(1,392)
Financial results, net	26	8,797	16,228	1,400	9,355
(Loss)/ profit before income tax		(7,350)	82,475	(14,926)	81,982
Income tax	21	26,587	(8,394)	28,025	(13,992)
Profit for the period		19,237	74,081	13,099	67,990

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries		(2,921)	(23,469)	2,630	(12,623)
Revaluation surplus		313	-	(214)	-
Total other comprehensive (loss)/ income for the period		(2,608)	(23,469)	2,416	(12,623)
Total comprehensive income for the period		16,629	50,612	15,515	55,367
Profit for the period attributable to:
Equity holders of the parent		10,574	41,310	6,503	36,933
Non-controlling interest		8,663	32,771	6,596	31,057
Total comprehensive income attributable to:
Equity holders of the parent		9,685	31,802	7,431	31,719
Non-controlling interest		6,944	18,810	8,084	23,648
Profit for the period per share attributable to equity holders of the parent:
Basic		18.08	70.02	11.12	62.56
Diluted		15.30	59.44	9.41	53.11

(i)The basic profit per share has been calculated using 585,058,998 shares at 12.31.22 and 589,528,030 at 12.31.21. If 585,058,998 shares had been used for the calculation, the profit per share would be ARS 70.62 for 12.31.21. The diluted profit per share has been calculated using 690,735,650 shares at 12.31.22 and 694,787,554 at 12.31.21. If 690,735,650 shares had been used for the calculation, the profit per share would be ARS 59.78 for 12.31.21 See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO..R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 1 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earning	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	35,894	3,437	44,666	325	1,643	921	30,272	117,750	178,103	295,853
Profit for the period	-	-	-	-	-	-	-	-	10,574	10,574	8,663	19,237
Other comprehensive loss for the period	-	-	-	-	-	-	-	(889)	-	(889)	(1,719)	(2,608)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(889)	10,574	9,685	6,944	16,629
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	1,840	30,521	(32,361)	-	-	-
Share capital increase	-	-	-	(3)	25	-	-	-	-	22	1	23
Repurchase of treasury shares	(9)	9	-	-	-	-	-	(1,650)	-	(1,650)	(355)	(2,005)
Reserve for share - based payments	-	-	-	-	-	-	-	55	-	55	84	139
Exercise of warrants (ii)	-	-	-	-	-	-	-	-	-	-	1	1
Changes in non-controlling interest	-	-	-	-	-	-	-	3,314	-	3,314	(4,845)	(1,531)
Dividends distribution	-	-	-	-	-	-	-	-	(4,435)	(4,435)	(7,169)	(11,604)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	19	19
Other changes in shareholders' equity	-	-	-	-	-	-	-	(244)	-	(244)	(190)	(434)
Balance as of December 31, 2022	581	11	35,894	3,434	44,691	325	3,483	32,028	4,050	124,497	172,593	297,090

(i) Includes ARS 12 and ARS 5 of Inflation adjustment of treasury shares as of December 31, 2022 and June 30, 2022, respectively.
(ii) As of December 31, 2022, the remaining warrants to exercise amount to 89,470,488, equivalent to the same number of shares. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended December 31, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (*)	Total other reserves
Balance as of June 30, 2022	(522)	1,770	351	-	(678)	921
Other comprehensive loss for the period	-	(1,218)	-	-	329	(889)
Total comprehensive loss for the period	-	(1,218)	-	-	329	(889)
Assignment of results - Shareholders’ meeting	-	-	-	30,521	-	30,521
Repurchase of treasury shares	(1,650)	-	-	-	-	(1,650)
Changes in non-controlling interest	-	-	-	-	3,314	3,314
Reserve for share-based payments	-	-	-	-	55	55
Other changes in shareholders' equity	-	(163)	-	-	(81)	(244)
Balance as of December 31, 2022	(2,172)	389	351	30,521	2,939	32,028

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve GR 609/12 (iii)	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	2	35,894	3,455	44,526	319	1,643	2,717	9,611	(22,607)	76,149	172,314	248,463
Profit for the period	-	-	-	-	-	-	-	-	-	41,310	41,310	32,771	74,081
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(9,508)	-	(9,508)	(13,961)	(23,469)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(9,508)	41,310	31,802	18,810	50,612
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	(5,240)	-	5,240	-	-	-
Exercise of warrants (ii)	-	-	-	(10)	68	-	-	-	-	-	58	-	58
Changes in non-controlling interest	-	-	-	-	-	-	-	-	2,737	-	2,737	16	2,753
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	(4,685)	(4,685)
Reserve for share-based payments	-	-	-	-	-	-	-	-	21	-	21	-	21
Other changes in shareholders' equity	-	-	-	-	-	-	-	2,523	(119)	(5,199)	(2,795)	146	(2,649)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	33	33
Balance as of December 31, 2021	589	2	35,894	3,445	44,594	319	1,643	-	2,742	18,744	107,972	186,634	294,606

(i) Includes ARS 11 and ARS 4 of Inflation adjustment of treasury shares as of December 31, 2021 and June 30, 2021, respectively.
(ii) As of December 31, 2021, the remaining warrants to exercise amount to 89,761,817, equivalent to the same number of shares.
(iii) Related to CNV General Resolution N° 609/12.
(iv) Group’s other reserves for the period ended December 31, 2021 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2021	(528)	13,920	351	(4,132)	9,611
Other comprehensive loss for the period	-	(9,510)	-	2	(9,508)
Total comprehensive loss for the period	-	(9,510)	-	2	(9,508)
Changes in non-controlling interest	-	-	-	2,737	2,737
Reserve for share-based payments	-	-	-	21	21
Other changes in shareholders' equity	-	(2)	-	(117)	(119)
Balance as of December 31, 2021	(528)	4,408	351	(1,489)	2,742

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

PRICWATERHOUSE & CO. S.R.L (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2022 and 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2022	12.31.2021
Operating activities:
Net cash generated from operating activities before income tax paid	17	461	20,408
Income tax paid		(832)	(208)
Net cash (used in) / generated from operating activities		(371)	20,200
Investing activities:
Acquisition of participation in associates and joint ventures		-	(623)
Capital contributions to associates and joint ventures		(16)	(2,002)
Proceeds from sales of intangible assets		-	483
Acquisition and improvement of investment properties		(1,323)	(2,823)
Proceeds from sales of investment properties		2,128	10,410
Acquisitions and improvements of property, plant and equipment		(7,160)	(3,876)
Acquisition of intangible assets		(82)	(33)
Proceeds from sales of property, plant and equipment		5,639	6
Dividends collected from associates and joint ventures		369	5,131
Proceeds from loans granted		364	-
Acquisitions of investments in financial assets		(13,345)	(4,905)
Proceeds from disposal of investments in financial assets		19,039	12,475
Interest collected from financial assets		56	127
Dividends collected from financial assets		-	92
Loans granted		-	(41)
Proceeds from derivative financial instruments		(168)	-
Net cash generated from investing activities		5,501	14,421
Financing activities:
Borrowings and issuance of non-convertible notes		25,357	32,026
Payment of borrowings and non-convertible notes		(34,208)	(43,969)
(Payment)/ obtaining of short term loans, net		(2,590)	1,757
Interest paid		(11,934)	(14,625)
Borrowings with associates and joint ventures, net		5	-
Payment of borrowings with reladed parties		(18)	-
Sale of non-convertible notes in portfolio		2,389	-
Repurchase of non-convertible notes		(416)	(7,164)
Capital contributions from non-controlling interest in subsidiaries		-	216
Repurchase of treasury shares		(2,005)	-
Dividends paid		(9,551)	(6,152)
Exercise of warrants		23	64
Payment of financial leases		(99)	-
Net cash used in financing activities		(33,047)	(37,847)
Net decrease in cash and cash equivalents		(27,917)	(3,226)
Cash and cash equivalents at beginning of the period	15	49,947	64,586
Foreign exchange gain in cash and changes in fair value of cash equivalents		1,565	351
Result from exposure to inflation on cash and cash equivalents		(2,125)	(9,832)
Cash and cash equivalents at the end of the period		21,470	51,879

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on February 9, 2022.

As of December 31, 2022, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These Financial Statements for the interim periods of six months ended December 31, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

To conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the six-month period ended December 31, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of December 31, 2022 (accumulated six months)
Price variation	43%

As a consequence of the aforementioned, these financial statements as of December 31, 2022 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2022 and December 31, 2021 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2022 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2022, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Panamby Farm

On September 15, 2022 BrasilAgro has acquired a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable area of 5,400 hectares (10,800 hectares of total área), of which 80% are suitable for second crop. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

Rio do Meio II Farm

On November 8, 2022, BrasilAgro signed a contract for the sale of 1,964 hectares (1,422 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina – Bahia. The value to be paid was set at 414,097 bags of soybeans, equivalent to BRL 62 million on the date of the transaction. The contract establishes a schedule for the transfer of ownership, and revenue is recognized in four stages. The first phase was completed on November 14, 2022, the result of which is recognized in the Statement of Income and Other Comprehensive Income, and the other phases are scheduled for July of each year until 2025.

Urban property business and investments

“Della Paolera 261” floor sale

As a subsequent event, on August 17, the Company has sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate that will be functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at his sole expense.

Zetol – Sell of plot and Boating Trust interest

On November 23, 2022, Zetol sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Later that day, a novation agreement was made between Zetol and the Trust, substituting the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the trust that will carry out the real estate development. Due to this, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters. Such a contract has established a minimum amount to be received.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2022 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2022 and 2021:

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2022:

	12.31.2022
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	36,905	24,916	61,821	(138)	6,112	(311)	67,484
Costs	(29,205)	(4,329)	(33,534)	63	(6,228)	-	(39,699)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,573)	-	(2,573)	-	-	79	(2,494)
Changes in the net realizable value of agricultural products after harvest	457	-	457	-	-	-	457
Gross profit/ (loss)	5,584	20,587	26,171	(75)	(116)	(232)	25,748
Net gain/ (loss) from fair value adjustment of investment properties	90	(29,666)	(29,576)	692	-	-	(28,884)
Gain from disposal of farmlands	565	-	565	-	-	-	565
General and administrative expenses	(2,695)	(4,020)	(6,715)	20	-	57	(6,638)
Selling expenses	(3,221)	(1,303)	(4,524)	9	-	189	(4,326)
Other operating results, net	853	(3,086)	(2,233)	(14)	55	(10)	(2,202)
Management fees	-	-	-	-	(1,222)	-	(1,222)
Profit/ (loss) from operations	1,176	(17,488)	(16,312)	632	(1,283)	4	(16,959)
Share of (loss)/ profit of associates and joint ventures	(507)	1,737	1,230	(416)	-	(2)	812
Segment profit/ (loss)	669	(15,751)	(15,082)	216	(1,283)	2	(16,147)

Reportable assets	140,786	326,489	467,275	(1,834)	-	248,162	713,603
Reportable liabilities	-	-	-	-	-	(416,513)	(416,513)
Net reportable assets	140,786	326,489	467,275	(1,834)	-	(168,351)	297,090

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2021:

	12.31.2021
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	48,794	17,173	65,967	(123)	4,502	(333)	70,013
Costs	(41,588)	(3,639)	(45,227)	64	(4,651)	-	(49,814)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,011	-	9,011	-	-	138	9,149
Changes in the net realizable value of agricultural products after harvest	(824)	-	(824)	-	-	-	(824)
Gross profit/ (loss)	15,393	13,534	28,927	(59)	(149)	(195)	28,524
Net gain from fair value adjustment of investment properties	771	43,815	44,586	129	-	-	44,715
Gain from disposal of farmlands	7,837	-	7,837	-	-	-	7,837
General and administrative expenses	(2,669)	(3,793)	(6,462)	12	-	98	(6,352)
Selling expenses	(3,948)	(1,628)	(5,576)	(8)	-	110	(5,474)
Other operating results, net	1,769	(117)	1,652	-	53	(6)	1,699
Management fees	-	-	-	-	(4,823)	-	(4,823)
Profit/ (loss) from operations	19,153	51,811	70,964	74	(4,919)	7	66,126
Share of profit/ (loss) of associates and joint ventures	356	(152)	204	(83)	-	-	121
Segment profit/ (loss)	19,509	51,659	71,168	(9)	(4,919)	7	66,247

Reportable assets	132,637	513,594	646,231	(2,890)	-	17,335	660,676
Reportable liabilities	-	-	-	-	-	(454,404)	(454,404)
Net reportable assets	132,637	513,594	646,231	(2,890)	-	(437,069)	206,272

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (116) and ARS (149) corresponding to Expenses and FPC as of December 31, 2022 and 2021, respectively, and ARS 1,222 and ARS 4,823 to management fees, as of December 31, 2022 and 2021.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	24,419	-	-	12,486	36,905
Costs	(22,044)	(27)	-	(7,134)	(29,205)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,573)	-	-	-	(2,573)
Changes in the net realizable value of agricultural products after harvest	457	-	-	-	457
Gross profit / (loss)	259	(27)	-	5,352	5,584
Net gain from fair value adjustment of investment properties	-	90	-	-	90
Gain from disposal of farmlands	-	565	-	-	565
General and administrative expenses	(1,384)	(4)	(524)	(783)	(2,695)
Selling expenses	(2,307)	(4)	-	(910)	(3,221)
Other operating results, net	(458)	1,101	-	210	853
(Loss) / profit from operations	(3,890)	1,721	(524)	3,869	1,176
Share of loss of associates and joint ventures	(79)	-	-	(428)	(507)
Segment (loss) / profit	(3,969)	1,721	(524)	3,441	669

Investment properties	-	19,503	-	-	19,503
Property, plant and equipment	75,997	394	-	514	76,905
Investments in associates	1,196	-	-	649	1,845
Other reportable assets	26,813	193	-	15,527	42,533
Reportable assets	104,006	20,090	-	16,690	140,786

	12.31.2021
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	39,222	-	-	9,572	48,794
Costs	(34,784)	(45)	-	(6,759)	(41,588)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,011	-	-	-	9,011
Changes in the net realizable value of agricultural products after harvest	(824)	-	-	-	(824)
Gross profit / (loss)	12,625	(45)	-	2,813	15,393
Net gain from fair value adjustment of investment properties	-	771	-	-	771
Gain from disposal of farmlands	-	7,837	-	-	7,837
General and administrative expenses	(1,617)	(6)	(612)	(434)	(2,669)
Selling expenses	(3,017)	(247)	-	(684)	(3,948)
Other operating results, net	(142)	1,679	-	232	1,769
Profit / (loss) from operations	7,849	9,989	(612)	1,927	19,153
Share of profit of associates and joint ventures	81	-	-	275	356
Segment profit / (loss)	7,930	9,989	(612)	2,202	19,509

Investment properties	-	19,185	-	-	19,185
Property, plant and equipment	68,587	395	-	304	69,286
Investments in associates	1,393	-	-	1,502	2,895
Other reportable assets	31,401	-	-	9,870	41,271
Reportable assets	101,381	19,580	-	11,676	132,637

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	12.31.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	15,793	1,635	2,172	4,971	345	24,916
Costs	(1,021)	(127)	(499)	(2,406)	(276)	(4,329)
Gross profit	14,772	1,508	1,673	2,565	69	20,587
Net loss from fair value adjustment of investment properties (i)	(5,897)	(7,752)	(15,968)	-	(49)	(29,666)
General and administrative expenses	(1,942)	(264)	(720)	(718)	(376)	(4,020)
Selling expenses	(733)	(21)	(140)	(372)	(37)	(1,303)
Other operating results, net	115	(14)	(3)	(24)	(3,160)	(3,086)
Profit / (Loss) from operations	6,315	(6,543)	(15,158)	1,451	(3,553)	(17,488)
Share of profit of associates and joint ventures	-	-	-	-	1,737	1,737
Segment profit / (loss)	6,315	(6,543)	(15,158)	1,451	(1,816)	(15,751)

Investment and trading properties	91,770	66,467	138,301	-	430	296,968
Property, plant and equipment	261	4,845	3,407	4,561	1,072	14,146
Investment in associates and joint ventures	-	-	-	-	11,578	11,578
Other reportable assets	250	227	2,984	60	276	3,797
Reportable assets	92,281	71,539	144,692	4,621	13,356	326,489

(i) For the six-month period ended December 31, 2022, the net loss from fair value adjustment of investment properties was ARS 28,884. The net impact of the values in Argentine Pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
gain of ARS 1,642 due to the variation of the projected revenue growth rate and to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(b)
positive impact of ARS 34,941 million as a result of the conversion into pesos of the value of shopping malls in dollars based on the exchange rate at the end of the period
(c)
       an increase of 54 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 3,624 million.
(d)
  Additionally, due to the impact of the inflation adjustment, ARS 38,824 million were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
  the value of our office buildings and other rental properties measured in real terms decrease 8.68 % during the six-month period ended December 31, 2022, mainly due to the implicit exchange rate, the exercise. Likewise, the impact of sales for the period is evident.

	12.31.2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	11,668	2,347	390	2,694	74	17,173
Costs	(1,140)	(214)	(353)	(1,537)	(395)	(3,639)
Gross profit / (loss)	10,528	2,133	37	1,157	(321)	13,534
Net (loss)/ gain from fair value adjustment of investment properties	(11,530)	1,372	53,798	-	175	43,815
General and administrative expenses	(1,681)	(567)	(806)	(501)	(238)	(3,793)
Selling expenses	(651)	(169)	(541)	(238)	(29)	(1,628)
Other operating results, net	(136)	(8)	(144)	(8)	179	(117)
(Loss) / profit from operations	(3,470)	2,761	52,344	410	(234)	51,811
Share of loss of associates and joint ventures	-	-	-	-	(152)	(152)
Segment (loss) / profit	(3,470)	2,761	52,344	410	(386)	51,659

Investment and trading properties	118,214	159,575	201,500	-	730	480,019
Property, plant and equipment	473	4,809	-	5,846	580	11,708
Investment in associates and joint ventures	-	-	-	-	16,279	16,279
Other reportable assets	265	230	4,609	82	402	5,588
Reportable assets	118,952	164,614	206,109	5,928	17,991	513,594

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	12.31.2022	06.30.2022
Beginning of the period / year	25,624	30,464
Share capital increase and contributions	-	2,195
Capital increase	16	-
Share of profit/ (loss)	812	(279)
Other comprehensive income/ (loss)	66	(924)
Dividends	(369)	(5,258)
Participation in other changes in equity	-	(403)
Reclassification to financial instruments	-	(212)
Others	-	41
End of the period / year (i)	26,149	25,624

(i)
As of June 30, 2022 includes ARS (11) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income/ (loss)
Name of the entity	12.31.2022	06.30.2022	12.31.2022	06.30.2022	12.31.2022	12.31.2021

New Lipstick	49.96%	49.96%	207	205	2	(8)
BHSA	29.91%	29.91%	15,077	13,828	1,250	(699)
GCDI (Ex TGLT)	27.82%	27.82%	1,149	1,163	(14)	(45)
Quality	50.00%	50.00%	5,030	5,520	(490)	(140)
La Rural S.A.	50.00%	50.00%	847	348	509	(12)
Cresca S.A.	50.00%	50.00%	42	41	-	(2)
Other associates and joint ventures	-	-	3,797	4,519	(445)	1,319
Total associates and joint ventures			26,149	25,624	812	413

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (43)
BHSA	Argentina	Financing	448,689,072	(**) 1.500	(**) 4.178	(**) 48.889
GCDI (Ex TGLT)	Argentina	Real estate	257,330,595	915	(1,805)	4,131
Quality	Argentina	Real estate	1,421,672,293	2,843	(979)	9,841
La Rural S.A.	Argentina	Organization of events	714,998	1	(39)	377

(*) Amounts expressed in dollars under USGAAP. Condor closes its fiscal year on June 30, for this reason the Group calculates its participation with a lag of 3 months including material adjustments, if any.
(**)
Information as of December 31, 2022 according to NIIF.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	12.31.2022		06.30.2022
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	311,447	121,232	238,221	210,117
Additions	501	849	10,527	2,936
Disposals	(2,180)	-	(41,656)	-
Transfers	1,670	591	85,135	(90,572)
Net (loss)/ gain from fair value adjustment	(23,664)	(5,220)	24,989	(1,263)
Additions of capitalized leasing costs	2	14	33	27
Amortization of capitalized leasing costs (i)	(6)	(6)	(52)	(13)
Currency translation adjustment	(471)	-	(5,750)	-
Fair value at the end of the year	287,299	117,460	311,447	121,232

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of June 30, 2022 and 2021:

	12.31.2022	06.30.2022
Leased out farmland	19,503	19,561
Offices and other rental properties	92,038	99,859
Shopping malls	124,561	128,966
Undeveloped parcels of land	168,079	183,065
Properties under development	578	1,228
Total	404,759	432,679

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.2022	06.30.2022
Rental and services income	23,870	19,205
Direct operating expenses	8,006	(6,859)
Development expenses	77	(164)
Net unrealized (loss)/gain from fair value adjustment of investment property	(29,985)	40,698
Net realized gain from fair value adjustment of investment property (i)	1,101	4,017

(i)
As of December 31, 2022 corresponds ARS 62 to the realized result from fair value adjustment for the period ((ARS 11) for the sale of parking spaces of Libertador 498 and ARS 73 for the sale of floors of Catalinas Building) and ARS 1,039 for realized result from fair value adjustment made in previous years (ARS 48 for the sale of parking spaces of Libertador 498 and ARS 991 for the sale of floors of Catalinas Building). As of December 31, 2021, (ARS 123) corresponds to the result for changes in the fair value realized for the period ((ARS 146) for the sale of Casona Hudson, (ARS 31) for the sale of the Merlo Land, (ARS 35) for the sale of the Mariano Acosta Land, (ARS 154) for the sale of parking spaces of Libertador 498 and ARS 243 for the sale of floors of Catalinas Building) and ARS 4,140 for the result of changes in fair value made in previous years (ARS 171 for the sale of Casona Hudson, ARS 150 for the sale of the Merlo Land, ARS 142 for the sale of the Mariano Acosta Land, ARS 282 for the sale of parking spaces of Libertador 498 and ARS 3,395 for the sale of floors of Catalinas Building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed. Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed said ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). The matter is to be resolved by the in Administrative, Tax and Consumer Relations Litigation- Room IV.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Others	Total as of 12.31.2022	Total as of 06.30.2022
Costs	68,496	5,391	24,562	6,946	3,721	109,116	442,689
Accumulated depreciation	(6,159)	(3,089)	(6,568)	(6,270)	(2,000)	(24,086)	(348,572)
Net book amount at the beginning of the period / year	62,337	2,302	17,994	676	1,721	85,030	94,117

Additions	10,858	288	524	128	366	12,164	5,754
Disposals	(404)	(83)	(39)	-	(7)	(533)	(2,528)
Currency translation adjustment	(835)	(62)	(24)	(1)	(21)	(943)	(14,104)
Transfers	(1)	220	(2,127)	12	-	(1,896)	5,059
Depreciation charges (i)	(412)	(523)	(448)	(169)	(147)	(1,699)	(3,268)
Balances at the end of the period / year	71,543	2,142	15,880	646	1,912	92,123	85,030

Costs	78,114	5,754	22,896	7,085	4,059	117,908	109,116
Accumulated depreciation	(6,571)	(3,612)	(7,016)	(6,439)	(2,147)	(25,785)	(24,086)
Net book amount at the end of the period / year	71,543	2,142	15,880	646	1,912	92,123	85,030

(i)
As of December 31, 2022, the depreciation charge has been charged to the line "Costs" for ARS 403, "General and administrative expenses" for ARS 185 and "Selling expenses" for ARS 18, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 1,093 was capitalized as part of the cost of biological assets.

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 12.31.2022	Total as of 06.30.2022
Beginning of the period / year	286	2,328	2,013	4,627	4,125
Additions	-	87	83	170	725
Currency translation adjustment	-	(43)	-	(43)	(223)
Disposals	(3)	(283)	(23)	(309)	-
End of the period / year	283	2,089	2,073	4,445	4,627

Non-current				4,359	4,351
Current				86	276
Total				4,445	4,627

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	Goodwill	Information systems and software	Contracts and others	Total as of 12.31.2022	Total as of 06.30.2022
Costs	866	2,551	6,263	9,680	10,051
Accumulated amortization	-	(2,120)	(1,434)	(3,554)	(3,040)
Net book amount at the beginning of the period / year	866	431	4,829	6,126	7,011
Additions	-	82	333	415	220
Disposals	-	-	-	-	(682)
Previsions	-	-	-	-	(57)
Currency translation adjustment	(3)	(1)	-	(4)	(41)
Amortization charges (i)	-	(182)	(26)	(208)	(325)
Balances at the end of the period / year	863	330	5,136	6,329	6,126

Costs	863	2,632	6,596	10,091	9,680
Accumulated amortization	-	(2,302)	(1,460)	(3,762)	(3,554)
Net book amount at the end of the period / year	863	330	5,136	6,329	6,126

(i)
As of December 31, 2022, amortization charge was recognized in the amount of ARS 50 under "Costs", in the amount of ARS 157 under "General and administrative expenses", and ARS 1 under Selling expenses in the Statements of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets

The Group’s right-of-use assets as of December 31, 2022 and June 30, 2022 are the following:

	12.31.2022	06.30.2022
Farmland	11,100	7,725
Offices, shopping malls and other buildings	23	24
Machinery and equipment	97	110
Others	1,828	1,864
Right-of-use assets	13,048	9,723
Non-current	13,048	9,723
Total	13,048	9,723

The depreciation charge of the right of use assets is detailed below:

	12.31.2022	12.31.2021
Farmland	1,814	1,755
Offices, shopping malls and other buildings	1	1
Others	127	146
Depreciation charge of right-of-use assets (i)	1,942	1,902

(i)
As of December 31, 2022, the amortization charge has been allocated ARS 82 within "Costs", ARS 13 in "General and administrative expenses" and ARS 3 in "Selling expenses" in the Statement of Income and Other Comprehensive Income (Note 24), ARS 1,844 was capitalized as part of the cost of biological assets.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the six-month period ended December 31, 2022 and for the year ended June 30, 2022 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total as of 12.31.2022	Total as of 06.30.2022
	Level 1	Level3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	2,651	3,655	5,879	9,420	169	90	21,864	23,380
Purchases	-	-	-	412	3	-	415	2,488
Transfers	(252)	252	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(493)	80	(2,062)	(50)	-	(2,525)	26,279
Decrease due to harvest	-	(16,738)	(6,515)	-	-	-	(23,253)	(66,668)
Sales	-	-	-	(1,705)	(1)	-	(1,706)	(4,424)
Consumes	-	-	-	(9)	-	(12)	(21)	(37)
Costs for the period / year	11,138	11,820	4,929	1,584	-	-	29,471	43,981
Currency translation adjustment	(80)	163	(194)	(111)	-	-	(222)	(3,135)
Balances at the end of the period / year	13,457	(1,341)	4,179	7,529	121	78	24,023	21,864

Non-current (Production)	-	-	-	6,472	100	78	6,650	8,684
Current (Consumable)	13,457	(1,341)	4,179	1,057	21	-	17,373	13,180
Net book amount at the end of the period / year	13,457	(1,341)	4,179	7,529	121	78	24,023	21,864

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (2,112) and ARS (484) for the six-month period ended December 31, 2022 and for the fiscal year ended June 30, 2022, respectively; amounts of ARS (1,528) and ARS (466), was attributable to price changes, and amounts of ARS (584) and ARS (692), was attributable to physical changes, respectively.

During the six-month period ended December 31, 2022, there have been transfers for ARS 252 between the different hierarchies used to determine the fair value of the Group's biological assets. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to ARS 26,565 and ARS 56,839 for the six-month period ended December 31, 2022 and the year ended June 30, 2022, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of December 31, 2022, and June 30, 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of December 31, 2022 and 2021 are as follows:

	12.31.2022	12.31.2021

Supplies and labors	22,286	24,486
Salaries, social security costs and other personnel expenses	903	929
Depreciation and amortization	2,937	2,951
Fees and payments for services	40	49
Maintenance, security, cleaning, repairs and others	153	162
Taxes, rates and contributions	34	56
Leases and service charges	7	6
Freights	154	101
Travelling, library expenses and stationery	134	105
Other expenses	2,823	1,364
	29,471	30,209

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2022 and June 30, 2022 are as follows:

	12.31.2022	06.30.2022
Crops	2,713	8,837
Materials and supplies	15,598	10,278
Agricultural inventories	18,311	19,115
Supplies for hotels	101	86
Total inventories	18,412	19,201

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2022 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
December 31, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	51,066	5,618	-	56,684	19,096	75,780
Investment in financial assets:
- Public companies’ securities	-	2,340	-	2,340	-	2,340
- Bonds	-	3,070	-	3,070	-	3,070
- Mutual funds	-	18,317	-	18,317	-	18,317
- Others	526	395	-	921	-	921
Derivative financial instruments:
- Commodities options contracts	-	222	-	222	-	222
- Commodities futures contracts	-	1,347	-	1,347	-	1,347
- Bonds futures contracts	-	6	-	6	-	6
- Foreign-currency options contracts	-	205	-	205	-	205
- Foreign-currency future contracts	-	270	-	270	-	270
- Swaps	-	-	2	2	-	2
Restricted assets (i)	634	-	-	634	-	634
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	7,172	-	-	7,172	-	7,172
- Short-term investments	-	14,298	-	14,298	-	14,298
Total assets	59,398	46,088	2	105,488	19,096	124,584

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
December 31, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	38,903	-	-	38,903	16,521	55,424
Borrowings (Note 20)	182,139	-	-	182,139	-	182,139
Derivative financial instruments:
- Commodities options contracts	-	121	2	123	-	123
- Commodities futures contracts	54	982	1,012	2,048	-	2,048
- Foreign-currency options contracts	-	156	-	156	-	156
- Foreign-currency future contracts	-	61	-	61	-	61
- Swaps	-	288	-	288	-	288
Total liabilities	221,096	1,608	1,014	223,718	16,521	240,239

Financial assets and financial liabilities as of June 30, 2022 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	48,799	6,244	-	55,043	15,254	70,297
Investment in financial assets:
- Public companies’ securities	-	2,212	-	2,212	-	2,212
- Bonds	-	2,531	-	2,531	-	2,531
- Mutual funds	-	23,074	-	23,074	-	23,074
- Others	163	551	-	714	-	714
Derivative financial instruments:
- Commodities options contracts	-	435	-	435	-	435
- Commodities futures contracts	-	3,186	-	3,186	-	3,186
- Foreign-currency options contracts	-	100	-	100	-	100
- Foreign-currency future contracts	-	378	-	378	-	378
Restricted assets (i)	667	-	-	667	-	667
- Cash on hand and at bank	26,127	-	-	26,127	-	26,127
- Short-term investments	-	23,820	-	23,820	-	23,820
Total assets	75,756	62,531	-	138,287	15,254	153,541

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	35,557	-	-	35,557	15,261	50,818
Borrowings (Note 20)	202,346	-	-	202,346	-	202,346
Derivative financial instruments:
- Commodities options contracts	-	253	147	400	-	400
- Commodities futures contracts	4	689	-	693	-	693
- Foreign-currency options contracts	-	233	-	233	-	233
- Foreign-currency future contracts	-	199	-	199	-	199
- Swaps	-	56	23	79	-	79
Total liabilities	237,907	1,430	170	239,507	15,261	254,768

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2022.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of December 31, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2022 and June 30, 2022 are as follows:

	12.31.2022	06.30.2022
Trade, leases and services receivable (*)	45,020	44,682
Less: allowance for doubtful accounts	(1,240)	(1,468)
Total trade receivables	43,780	43,214
Prepayments	11,361	8,490
Borrowings, deposits and others	6,533	6,819
Contributions pending integration	25	36
Guarantee deposits	2	1
Tax receivables	5,576	4,235
Others	7,263	6,034
Total other receivables	30,760	25,615
Total trade and other receivables	74,540	68,829

Non-current	19,279	21,164
Current	55,261	47,665
Total	74,540	68,829

(*)
Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2022	06.30.2022
Beginning of the period / year	1,468	2,344
Additions (i)	94	395
Recovery (i)	(10)	(405)
Currency translation adjustment	131	87
Used during the period / year	(1)	(17)
Inflation adjustment	(442)	(936)
End of the period / year	1,240	1,468

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2022 and 2021:

	Note	12.31.2022	12.31.2021
Profit for the period		19,237	74,081
Adjustments for:
Income tax	21	(26,587)	8,394
Amortization and depreciation	24	924	894
Gain from disposal of trading properties		(1,691)	-
Gain from disposal of trading properties		(7)	-
Realization of currency translation adjustment		(285)	-
Net loss/ (gain) from fair value adjustment of investment properties		28,884	(44,715)
Gain from disposal of intangibles assets		-	(150)
Financial results, net		(12,000)	(20,283)
Provisions and allowances		5,107	1,233
Share of profit of associates and joint ventures	7	(812)	(121)
Management fees		1,222	4,823
Loss from repurchase of Non-convertible Notes		805	1,531
Changes in net realizable value of agricultural products after harvest		(457)	824
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		769	(9,555)
Unrealized loss from derivative financial instruments		-	335
Gain from disposal of farmlands		(565)	(7,837)
Decrease in inventories		628	8,411
Decrease/ (increase) in trading properties		94	(94)
(Increase)/ decrease in biological assets		(51)	6,707
(Increase)/ decrease in trade and other receivables		(4,057)	2,359
Decrease in trade and other payables		(7,036)	(3,506)
Decrease in salaries and social security liabilities		(3,052)	(1,251)
Decrease in provisions		(25)	(115)
Decrease in lease liabilities		(965)	(1,013)
Net variation in derivative financial instruments		383	(450)
Increase in right of use assets		(2)	(94)
Net cash generated from operating activities before income tax paid		461	20,408

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2022 and 2021:

	12.31.2022	12.31.2021
Increase in investment in associates through a decrease ion investment in financial assets	-	1,237
Decrease in trade receivables through a decrease in lease liabilities	-	43
Increase in financial instruments through a decrease in trade receivables with related parties	-	19
Increase in investment properties through an increase in trade and other payables	43	263
Decrease in investment properties through an increase in property, plant and equipment	10	2,195
Increase in other reserves through an increase in investment in subsidiaries, associates and joint ventures	-	684
Increase in investment in associates through a decrease in financial instruments	-	6
Currency translation adjustment	1,218	8,731
Other changes in subsidiaries' equity	3,225	-
Issuance of non-convertible notes	38,762	-
Decrease in lease liabilities through a decrease in trade and other receivables	30	-
Decrease in property, plant and equipment through an increase in investment properties	2,840	-
Increase in shareholders' equity through an increase in investment properties	576	-
Increase in deferred income tax liabilities through a decrease in shareholders' equity	209	-
Decrease in trading properties through an increase in intangible assets	333	-
Decrease in property, plant and equipment through an increase in shareholders' equity	175	-
Decrease in investment properties through a decrease in investment in financial assets	52	-
Decrease in investment in financial assets through a decrease in trade and other payables	244	-
Decrease in dividends receivables through an increase in investment in financial assets	7	-
Increase in property, plant and equipment through an increase in trade and other payables	5,004	-
Decrease in property, plant and equipment through an increase in trade and other receivables	7	-
Increase in rights of use assets through an increase in lease liabilities	2,808	-
Decrease in shareholders' equity through a decrease in financial assets	2,053	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2022 and June 30, 2022 were as follows:

	12.31.2022	06.30.2022
Trade payables	32,229	21,200
Advances from sales, leases and services (*)	7,925	7,673
Accrued invoices	2,740	3,318
Deferred income	-	137
Admission fees	4,585	3,684
Deposits in guarantee	89	96
Total trade payables	47,568	36,108
Dividends payable to non-controlling interests	1	2,419
Tax payables	4,007	3,766
Director´s Fees	445	946
Management fees	1,222	5,684
Others	2,181	1,895
Total other payables	7,856	14,710
Total trade and other payables	55,424	50,818

Non-current	6,766	6,578
Current	48,658	44,240
Total	55,424	50,818

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	Total as of 12.31.2022	Total as of 06.30.2022
Beginning of period / year	1,019	11	1,030	1,267
Additions (i)	3,787	-	3,787	864
Decreases (i)	(128)	-	(128)	-
Participation in the results	-	(11)	(11)	-
Inflation adjustment	(310)	-	(310)	(624)
Transfers	(12)	-	(12)	(54)
Currency translation adjustment	-	-	-	(11)
Used during the period / year	(25)	-	(25)	(412)
End of period / year	4,331	-	4,331	1,030

Non-current			4,088	731
Current			243	299
Total			4,331	1,030

(i)
Additions and recovery are included in "Other operating results, net". Tax contingency increases are included in “Financial results, net”. As of December 31, 2022, it contains the provision for the IDBD lawsuit.
(ii)
Corresponds to investments in Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

IDBD

As indicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2022, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

On January 30, 2023, a copy of the lawsuit was sent to The Company and we are evaluating the legal defense alternatives for the Company's interests. The sum of NIS 70 million, equivalent to ARS 3,528 million, was accounted in provisions in these financial statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2022 and June 30, 2022 was as follows:

	Book value		Fair value
	12.31.2022	06.30.2022	12.31.2022	06.30.2022
Non-convertible notes	148,251	162,857	127,328	140,492
Bank loans	16,734	17,166	16,734	17,166
Bank overdrafts	14,207	19,984	14,207	19,984
Others	2,947	2,339	2,947	2,339
Total borrowings	182,139	202,346	161,216	179,981

Non-current	104,478	66,047
Current	77,661	136,299
Total	182,139	202,346

Non convertible notes Series XXXVIII – CRESUD

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, delivered in exchange for Series XXIII Notes according to the conditions stipulated in the Prospectus Supplement of this issue.

The exchange offer has two alternatives:
- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes were accepted.
- Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series XXXVIII Notes. Under Option B, 56.60% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization will be in one installment on March 3, 2026. The isse price was 100%.

After the liquidation of the exchange, the partial cancellation of the non convertible notes Series XXXVIII was carried out, leaving an outstanding amount of USD 14 million.

Non convertible notes Series XXXIX - CRESUD

On August 23, 2022, Cresud issued the Series XXXIX Notes for a total amount of USD 5,122.5 million. The issuance price was 100%, they will accrue an annual interest rate of Private Badlar + 1.0%, payable quarterly, and will mature on February 23, 2024.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Local Bond Issuance – Series XL Notes - CRESUD

On December 21, 2022, Cresud issued the Series XL Notes, dollar linked, for a total amount of USD 38.2 million. The issuance price was 100%, the interest rate 0% and the capital amortization will be in three installments: 33% in month 36, 33% in month 42% and 34% at maturity, on December 21, 2026.

Series XIV Notes (Exchange of Series II Notes) - IRSA

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

On the settlement date of the exchange, the partial cancellation of the Series II Notes was made, leaving an outstanding amount of USD 121 million.

Serie II ( issuance by FyO)

On July 25, 2022, FyO issued the second series of non-convertible notes in the local market for an amount of USD 15 million with a term of 3 years. The debt securities are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0.0% and maturing on July 25, 2025. The issue price was 100.0% of the value nominal.

The funds from this placement will be used mainly to finance the company's working capital in Argentina.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.2022	12.31.2021
Current income tax	10,875	(3,021)
Deferred income tax	15,712	(5,373)
Income tax from continuing operations	26,587	(8,394)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2022 and 2021:

	12.31.2022	12.31.2021
Tax calculated at the tax rates applicable to profits in the respective countries	(5,619)	(40,057)
Permanent differences:
Share of profit of joint ventures and associates	4,356	12,771
Tax rate differential	(47)	3,645
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(9,058)	7,420
Difference between affidavit and provision	11,312	407
Non-taxable profit, non-deductible expenses and others	18,397	3,300
Tax inflation adjustment	(8,759)	(10,782)
Fiscal transparency	(1,320)	(1,237)
Inflation adjustment permanent difference	16,993	16,139
Others	332	-
Income tax from continuing operations	26,587	(8,394)

The gross movement in the deferred income tax account is as follows:

	12.31.2022	06.30.2022
Beginning of period / year	(166,223)	(191,767)
Currency translation adjustment	280	2,637
Revaluation surplus	(260)	(535)
Charged to the Statement of Income	15,712	23,442
End of the period / year	(150,491)	(166,223)

Deferred income tax assets	650	93
Deferred income tax liabilities	(151,141)	(166,316)
Deferred income tax liabilities, net	(150,491)	(166,223)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022 has been absorbed by IRSA, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

In the same sense, on November 16, 2022, IRSA filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022, applying the same systematic and comprehensive inflation adjustment mechanism mentioned in the previous paragraph updating accumulated losses.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377 in the fiscal year 2021 and ARS 11,892 in the fiscal year 2022, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentations, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the Supreme Court of Justice is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing IRSA to pay taxes on fictitious income.

As of the date of issuance of these Financial Statements, there are new jurisprudential precedents in line with the position of IRSA and the “Candy” judgment mentioned above. Thus, at the end of October 2022, the Supreme Court of Justice, in the “Telefónica de Argentina S.A. and another c/ EN – AFIP – DGI s/ Dirección General Impositiva” judgment ratified the opinion of the Attorney General of the Nation issued in the “Complaint Appeal No. 1, Telefónica de Argentina S.A. and Other c/ EN-AFIP DGI s/ Dirección General Impositiva” maintaining the inadmissibility of a tax that results confiscatory for the taxpayer in its application.

Considering the foregoing, IRSA's Board of Directors together with its legal and tax advisors re-evaluated during the present period the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for $13,979 million, their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

Notwithstanding, CRESUD did not recognize assets for deferred income tax (loss) for ARS 25,519 for fiscal year 2023, as detailed below.

The Company analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

As previously mentioned, during this period, the Company reassessed its position regarding the eventual tax controversy and reversed the originally recognized liability. Such reassessment also implied the need to analyze the recoverability of the losses that originate from the application of the methodology mentioned. The Company prepared its tax projections and considering, among other aspects, that these assets have a legal prescription period, that estimates include assumptions with high volatility and instability due to the current macroeconomic context where it carries out its business, that the consumption or not of this tax asset is also associated with possible sales of real estate whose realization is uncertain, the Company has decided for a prudential criterion to keep it provisioned, until the moment in which the aforementioned variables stabilize and the projected scenarios are consolidated, in order to avoid recognizing uncertain assets and whose recoverability is highly volatile and tied to elements beyond their control.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	12.31.2022	12.31.2021
Crops	16,029	24,390
Sugarcane	5,930	11,390
Cattle	1,882	2,600
Supplies	4,774	4,730
Consignment	4,064	1,338
Advertising and brokerage fees	2,017	1,722
Agricultural rental and other services	640	660
Other	1,296	1,702
Income from sales and services from agricultural business	36,632	48,532
Trading properties and developments	2,012	245
Rental and services	23,870	18,544
Hotel operations, tourism services and others	4,970	2,692
Income from sales and services from urban properties and investment business	30,852	21,481
Total revenues	67,484	70,013

23.
Costs

	12.31.2022	12.31.2021
Other operative costs	27	42
Cost of property operations	27	42
Crops	14,231	22,666
Sugarcane	5,775	9,490
Cattle	1,706	2,180
Supplies	4,432	3,152
Consignment	1,626	2,505
Advertising and brokerage fees	1,076	1,102
Agricultural rental and other services	332	448
Cost of sales and services from agricultural business	29,178	41,543
Trading properties and developments	414	277
Rental and services	7,674	6,415
Hotel operations, tourism services and others	2,406	1,537
Cost of sales and services from sales and services from urban properties and investment business	10,494	8,229
Total costs	39,699	49,814

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of 12.31.2022	Total as of 12.31.2021

Cost of sale of goods and services	5,990	-	-	5,990	5,283
Supplies and labors	16	-	231	247	162
Change in agricultural products and biological assets	18,516	-	-	18,516	31,095
Salaries, social security costs and other personnel expenses	4,438	3,198	426	8,062	7,463
Depreciation and amortization	541	361	22	924	894
Fees and payments for services	4,142	797	217	5,156	5,244
Maintenance, security, cleaning, repairs and others	2,848	468	4	3,320	2,883
Advertising and other selling expenses	2,120	6	-	2,126	1,245
Taxes, rates and contributions	655	228	1,782	2,665	3,199
Interaction and roaming expenses	81	3	1	85	58
Director's fees	-	1,185	-	1,185	988
Leases and service charges	178	115	11	304	331
Allowance for doubtful accounts, net	-	-	84	84	103
Freights	2	-	1,181	1,183	1,701
Bank expenses	2	127	6	135	144
Conditioning and clearance	-	-	155	155	222
Travelling, library expenses and stationery	70	87	72	229	259
Other expenses	100	63	134	297	366
Total as of 12.31.2022	39,699	6,638	4,326	50,663	-
Total as of 12.31.2021	49,814	6,352	5,474	-	61,640

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	12.31.2022	12.31.2021
Loss from commodity derivative financial instruments	(416)	(351)
Realization of currency translation adjustment (i)	285	-
Gain from sale of property, plant and equipment	7	-
Donations	(73)	(70)
Lawsuits and other contingencies	(3,838)	(362)
Interest and allowances generated by operating assets	1,342	2,047
Administration fees	38	25
Others	453	410
Total other operating results, net	(2,202)	1,699

(i)
Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

26.
Financial results, net

	12.31.2022	12.31.2021
Financial income
Interest income	1,098	596
Other financial income	-	16
Total financial income	1,098	612
Financial costs
Interest expense	(10,931)	(11,224)
Other financial costs	(838)	(1,188)
Total finance costs	(11,769)	(12,412)
Other financial results:
Foreign exchange, net	5,726	22,781
Fair value gain from financial assets and liabilities at fair value through profit or loss	1,303	5,801
Gain from repurchase of non-convertible notes	805	1,531
Gain/ (loss) from derivative financial instruments (except commodities)	484	(1,823)
Others	(584)	23
Total other financial results	7,734	28,313
Inflation adjustment	11,734	(285)
Total financial results, net	8,797	16,228

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2022 and June 30, 2022:

Item	12.31.2022	06.30.2022
Trade and other receivables	4,668	5,962
Investments in financial assets	(88)	334
Trade and other payables	587	5,415
Borrowings	(62)	(87)
Total	5,105	11,624

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.2022	06.30.2022	Description of transaction	Item
New Lipstick LLC	43	43	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	9	10	Leases and/or rights of use receivable	Trade and other receivables
	(2)	-	Leases and/or rights of use to pay	Trade and other payables
	117	292	Dividends receivables	Trade and other receivables
	24	-	Contributions pending integration	Trade and other payables
	-	390	Other investments	Investments in financial assets
	(88)	(90)	Non-convertible notes	Investments in financial assets
	1	1	Equity incentive plan receivable	Trade and other receivables
	395	352	Loans granted	Trade and other receivables
	(62)	(87)	Borrowings	Borrowings
	-	1	Reimbursement of expenses	Trade and other receivables
	22	27	Management fees receivable	Trade and other receivables
	(53)	(126)	Other payables	Trade and other payables
	27	1,012	Other receivables	Trade and other receivables
Total associates and joint ventures	433	1,825
CAMSA and its subsidiaries	1,222	5,684	Management fee payables	Trade and other payables
Yad Levim LTD	3,198	3,160	Loans granted	Trade and other receivables
Other related parties (ii)	488	625	Other receivables	Trade and other receivables
	(102)	(15)	Other payables	Trade and other payables
	-	34	Non-convertible notes	Investments in financial assets
	(29)	(17)	Management fee payables	Trade and other payables
	27	36	Reimbursement of expenses	Trade and other receivables
	(12)	(19)	Legal services	Trade and other payables
Total other related parties	4,792	9,488
IFISA	341	385	Loans granted	Trade and other receivables
Total direct parent company	341	385
Directors and Senior Management	(461)	(92)	Fees	Trade and other payables
	-	18	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(461)	(74)
Total	5,105	11,624

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., Banco de Crédito y Securitización S.A., Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Lartiyrigoyen y SAMSA.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2022 and 2021:

Related party	12.31.2022	12.31.2021	Description of transaction
BACS	-	43	Leases and/or rights of use
BHN Vida S.A	(2)	23	Financial operations
BHN Seguros Generales S.A.	-	21	Financial operations
Other associates and joint ventures	(20)	-	Leases and/or rights of use
	32	-	Corporate services
	51	-	Financial operations
Total associates and joint ventures	61	87
CAMSA and its subsidiaries	(1,222)	(4,823)	Management fee
Other related parties (i)	(2)	14	Leases and/or rights of use
	(34)	4	Fees and remunerations
	6	(8)	Corporate services
	(35)	(41)	Legal services
	59	97	Financial operations
	(50)	-	Donations
	144	45	Income from sales and services from agricultural business
Total other related parties	(1,134)	(4,712)
IFISA	13	10	Financial operations
Total Parent Company	13	10
Directors	(730)	(791)	Fees
Senior Management	-	(47)	Compensation of Directors and senior management
Total Directors and Senior Management	(730)	(838)
Total	(1,790)	(5,453)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT y BHSA.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2022 and 2021:

Related party	12.31.2022	12.31.2021	Description of transaction
Quality	-	58	Irrevocable contributions
Condor	-	1,237	Exchange of shares
Viflor S.A.	16	-	Irrevocable contributions
Total contributions	16	1,295
Agro-Uranga S.A.	134	66	Dividends received
Uranga Trading S.A.	23	27	Dividends received
Condor	69	5,131	Dividends received
Nuevo Puerto Santa Fe S.A.	143	-	Dividends received
Total dividends received	369	5,224
Agrofy Global LLC	-	639	Share capital increase
Total other transactions	-	639

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 12.31.2022	Total as of 12.31.2021
Inventories at the beginning of the period / year	8,687	4,627	13,314	37,755
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(515)	-	(515)	8,892
Changes in the net realizable value of agricultural products after harvest	459	-	459	(824)
Additions	142	-	142	148
Currency translation adjustment	(1,510)	52	(1,458)	(3,276)
Harvest	22,358	-	22,358	11,656
Acquisitions and classifications	24,970	10,670	35,640	20,136
Consume	(3,266)	-	(3,266)	(4,137)
Disposals due to sales	-	(309)	(309)	-
Expenses incurred	3,915	-	3,915	6,097
Inventories at the end of the period / year	(26,062)	(4,546)	(30,608)	(26,675)
Cost as of 12.31.22	29,178	10,494	39,672	-
Cost as of 12.31.21	41,543	8,229	-	49,772

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.2022	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	95.94	176.96	16,978	14,341
Euros	0.08	189.26	15	16
Uruguayan pesos	1.35	4.45	6	-
Trade and other receivables related parties
US Dollar	18.75	177.16	3,321	3,268
Total Trade and other receivables			20,320	17,625
Investment in financial assets
US Dollar	32.84	176.96	5,812	2,890
Brazilian Reais	-	-	-	119
New Israel Shekel	10.54	50.40	531	821
Pounds	0.72	213.91	153	140
Total Investment in financial assets			6,496	3,970
Derivative financial instruments
US Dollar	2.76	176.96	489	552
Total Derivative financial instruments			489	552
Cash and cash equivalents
US Dollar	42.72	176.96	7,559	23,854
Euros	0.01	189.26	2	3
Brazilian Reais	0.19	31.20	6	1,904
Uruguayan pesos	0.45	4.45	2	1
Total Cash and cash equivalents			7,569	25,762
Total Assets			34,874	47,909

Liabilities
Trade and other payables
US Dollar	78.75	177.16	13,952	7,028
Euros	-	189.92	-	3
Uruguayan pesos	0.45	4.45	2	4
Trade and other payables related parties
US Dollar	0.05	177.16	8	69
Total Trade and other payables			13,962	7,104
Lease liabilities
US Dollar	9.95	177.16	1,763	-
Total Lease liabilities			1,763	-
Provisions
New Israel Shekel	70.00	50.40	3,528	-
Total Provisions			3,528	-
Borrowings
US Dollar	756.77	177.16	134,070	152,009
Borrowings with related parties
US Dollar	1.19	177.16	211	1,273
Total Borrowings			134,281	153,282
Derivative financial instruments
US Dollar	1.53	177.16	271	548
Total Derivative financial instruments			271	548
Total Liabilities			153,805	160,934

(1)
Exchange rates as of December 31, 2022 according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise

During the six-month period ended December 31, 2022, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 47,320 were received, for a converted warrants of 83,621 to common shares.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Shares Buyback Program extension and completion - IRSA

on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Shares Buyback Program extension and completion - CRESUD

On July 22, 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission. ● Maximum amount of the investment: Up to ARS 1,000 million.

● Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

● Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

● Payable Price: Up to ARS 140 per share and up to USD 7.00 per ADS.

● Period in which the acquisitions will take place: up to 120 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

● Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company’s shareholders.

On September 21, 2022, the Company completed the share buyback program, having acquired the equivalent of 5,676,603 CRESUD common shares, which represent approximately 99.00% of the approved program and 0.96% of the outstanding shares.

BrasilAgro - Agricultural Association Contract

On July 21, 2022, the Company entered into an agricultural association contract with the São Domingos farm for the exploration of an agricultural area of approximately 6,070 hectares. Located in the municipality of Comodoro in the state of Mato Grosso, the contract is valid for 12 years, the property will be divided into two parts of 3,035 hectares each, the first is scheduled for December 2022 and the second for December 2023.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-
The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
-
The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment of the dividend in cash. As of the date of these financial statements, it was fully paid.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414.

The other terms and conditions of the warrants remain the same.

Ordinary and Extraordinary Shareholders' Meeting - CRESUD

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-
The distribution of a dividend to shareholders for up to ARS 3,100 million, payable in cash and/or in kind.
-
The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment of the dividend in cash. As of the date of these financial statements, it was fully paid.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends made on November 10, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0322.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.566. Post-dividend price: USD 0.548.

The other terms and conditions of the warrants remain the same.

BrasilAgro – Payment of dividends

In the the Ordinary and Extraordinary Shareholders’ Meeting of October 27, 2022, BrasilAgro approved the payment of dividends distributed in the financial statements of June 30, 2022, for the total value of BRL 320 million, corresponding to BRL 3.24 per share.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Distribution of dividends - FyO S.A.

On October 19, 2022, FyO S.A. aproved the distribution of a dividend for the amount of USD 5 million payable in cash and/or in kind. As of the date of these financial statements, they are pending to pay.

32.
Subsequent events

Series XV and XVI Notes - IRSA

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million.

●
Series XV (dollar MEP): for USD 61.75 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

●
Series XVI (blue chip swap dollar): for USD 28.25 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value. USD 5.07 million were subscribed in cash and USD 23.18 million in kind with Series IX Notes (Nominal Value USD 22.5 million).

Series II Notes Redemption - IRSA

After the end of the period, on February 3, 2023, The Company resolved to early redeem the total outstanding amount of Series II Notes, for USD 121 million maturing on March 23, 2023. The proposed redemption will take place on February 3, 2023, in accordance with the terms and conditions detailed in the Offering Memorandum of Series II Notes. The redemption price was 100% of the face value of the Series II Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series IX Notes Partial Cancellation - IRSA

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced that it will proceed to cancel the Notes detailed below:

●
Series IX Notes:


Issuance Date: November 12, 2020

Maturity Date: March 1, 2023

Nominal Value originally issued: USD 81 million

Nominal Value to be cancelled: USD 22.5 million

Nominal Value under circulation: USD 58 million

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at December 31, 2022, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six month period and three month period ended December 31, 2022, the unaudited condense interim consolidated statements of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2022;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at December 31, 2022 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 87,857,171, which was not due at that date.

Autonomous City of Buenos Aires, February 9, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Financial Statements as of December 31, 2022 and for the six and three-month periods ended as of that date, presented comparatively

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2022 and June 30, 2022
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.22	06.30.22
ASSETS
Non-current assets
Investment properties	7	2,122	1,321
Property, plant and equipment	8	20,144	20,196
Intangible assets	9	607	632
Right of use assets	10	5,351	3,902
Biological assets	11	5,108	6,713
Investments in subsidiaries, associates and joint ventures	6	179,876	172,338
Trade and other receivables	14	740	894
Total Non-current assets		213,948	205,996
Current assets
Biological assets	11	3,970	4,156
Inventories	12	6,808	8,192
Income tax credit		2	1
Trade and other receivables	14	7,830	7,144
Investment in financial assets	13	-	286
Derivative financial instruments	13	5	17
Cash and cash equivalents	13	491	8,129
Total Current assets		19,106	27,925
TOTAL ASSETS		233,054	233,921
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		128,182	121,482
TOTAL SHAREHOLDERS' EQUITY		128,182	121,482
LIABILITIES
Non-current liabilities
Trade and other payables	16	301	-
Borrowings	18	45,531	32,181
Deferred tax liabilities	19	13,137	15,380
Provisions	17	345	412
Lease Liabilities		797	591
Total Non-current liabilities		60,111	48,564
Current liabilities
Trade and other payables	16	9,663	13,460
Payroll and social security liabilities		384	726
Borrowings	18	31,808	47,052
Derivative financial instruments	13	54	94
Provisions	17	13	14
Lease Liabilities		2,839	2,529
Total Current liabilities		44,761	63,875
TOTAL LIABILITIES		104,872	112,439
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		233,054	233,921

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the six and three-month periods ended December 31, 2022 and 2021
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.22	12.31.21	12.31.22	12.31.21
Revenues	20	9,486	13,051	3,554	5,514
Costs	21	(8,061)	(11,066)	(2,978)	(4,533)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(3,072)	(575)	(779)	1,038
Changes in the net realizable value of agricultural products after harvest		430	(281)	52	(294)
Gross (loss)/ profit		(1,217)	1,129	(151)	1,725
Net gain/ (loss) from fair value adjustment of investment properties		90	(138)	137	(68)
General and administrative expenses	22	(910)	(1,194)	(356)	(464)
Selling expenses	22	(1,386)	(2,123)	(631)	(1,092)
Other operating results, net	23	(49)	308	(108)	435
Management fees		(1,222)	(4,823)	(721)	(4,404)
Loss from operations		(4,694)	(6,841)	(1,830)	(3,868)
Share of profit of subsidiaries, associates and joint ventures	6	10,219	38,953	7,861	38,090
Profit before financing and taxation		5,525	32,112	6,031	34,222
Finance income	24	717	275	373	269
Finance costs	24	(5,181)	(3,294)	(3,406)	(1,179)
Other financial results	24	3,210	10,505	1,536	4,871
Inflation Adjustment	24	4,290	(974)	1,075	(1,347)
Financial results, net	24	3,036	6,512	(422)	2,614
Profit before income tax		8,561	38,624	5,609	36,836
Income tax	19	2,452	4,790	896	2,804
Profit for the period		11,013	43,414	6,505	39,640

Other comprehensive income/ (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates		(1,350)	(10,279)	1,079	(5,592)
Revaluation surplus		387	-	(48)	-
Other comprehensive (loss)/ income the period		(963)	(10,279)	1,031	(5,592)
Total comprehensive income for the period		10,050	33,135	7,536	34,048

Profit per share attributable to equity holders of the parent during the period (i):
Basic		18.826	73.641	11.120	67.234
Diluted		15.938	62.485	9.414	57.054

(i)
The basic profit per share has been calculated using 585,058,998 shares at 12.31.22 and 589,528,030 at 12.31.21. If 585,058,998 shares had been used for the calculation, the profit per share would be ARS 74.21 for 12.31.21. The diluted profit per share has been calculated using 690,735,650 shares at 12.31.22 and 694,787,554 at 12.31.21. If 690,735,650 shares had been used for the calculation, the profit per share would be ARS 62.83 for 12.31.21 See Note 19 to the Annual Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2022	590	2	35,894	3,437	44,666	325	1,643	(1,871)	36,796	121,482
Profit for the period	-	-	-	-	-	-	-	-	11,013	11,013
Other comprehensive loss for the period	-	-	-	-	-	-	-	(963)	-	(963)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(963)	11,013	10,050
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 28, 2022:
- Constitution of reserves	-	-	-	-	-	-	1,840	30,521	(32,361)	-
- Dividends distributed	-	-	-	-	-	-	-	-	(4,435)	(4,435)
Repurchase of treasury shares	(9)	9	-	-	-	-	-	(1,650)	-	(1,650)
Exercise of warrants (ii)	-	-	-	(3)	25	-	-	-	-	22
Changes in non-controlling interest	-	-	-	-	-	-	-	2,902	-	2,902
Reserve for share-based payments	-	-	-	-	-	-	-	55	-	55
Others changes in equity of subsidiaries	-	-	-	-	-	-	-	(244)	-	(244)
Balance as of December 31, 2022	581	11	35,894	3,434	44,691	325	3,483	28,750	11,013	128,182

(i)
Includes ARS 12 and ARS 5 of inflation adjustment of Treasury shares as of December31, 2022 and June 30, 2022, respectively.
(ii)
See Note 31 to the Interim Condensed Consolidated Financial Statements as of December 31, 2022.
(iii)
Group’s Other reserves as of December 31, 2022 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (*)	Total Other reserves
Balance as of June 30, 2022	(522)	(1,071)	351	-	(629)	(1,871)
Other comprehensive loss for the period	-	(1,292)	-	-	329	(963)
Total comprehensive loss for the period	-	(1,292)	-	-	329	(963)
Repurchase of treasury shares	(1,650)	-	-	-	-	(1,650)
Constitution of reserves	-	-	-	30,521	-	30,521
Changes in non-controlling interest	-	-	-	-	2,902	2,902
Reserve for share-based payments	-	-	-	-	55	55
Others changes in equity of subsidiaries	-	(163)	-	-	(81)	(244)
Balance as of December 31, 2022	(2,172)	(2,526)	351	30,521	2,576	28,750

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (iii)	Other reserves (iv)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2021	589	2	35,894	3,455	44,526	319	1,643	5,231	7,126	(19,257)	79,528
Profit for the period	-	-	-	-	-	-	-	-	-	43,414	43,414
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(10,279)	-	(10,279)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(10,279)	43,414	33,135
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 21, 2021:
- Loss absorption	-	-	-	-	-	-	-	(5,231)	-	5,231	-
Reserve for share-based payments	-	-	-	-	-	-	-	-	21	-	21
Exercise of warrants (ii)	-	-	-	(10)	68	-	-	-	-	-	58
Others changes in equity of subsidiaries	-	-	-	-	-	-	-	-	(119)	(2,678)	(2,797)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	3,461	-	3,461
Balance as of December 31, 2021	589	2	35,894	3,445	44,594	319	1,643	-	210	26,710	113,406

(i)
Includes ARS 11 and ARS 4 of inflation adjustment of Treasury shares as of December 31, 2021 and June 30, 2021, respectively.
(ii)
See Note 38 to the Financial Statements as of June 30, 2022.
(iii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iv)
Group’s Other reserves as of December 31, 2021 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total Other reserves
Balance as of June 30, 2021	(528)	12,074	351	(4,771)	7,126
Other comprehensive loss for the period	-	(10,281)	-	2	(10,279)
Total comprehensive loss for the period	-	(10,281)	-	2	(10,279)
Reserve for share-based payments	-	-	-	21	21
Others changes in equity of subsidiaries	-	-	-	(119)	(119)
Changes in non-controlling interest	-	-	-	3,461	3,461
Balance as of December 31, 2021	(528)	1,793	351	(1,406)	210

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2022 and 2021
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.22	12.31.21
Operating activities:
Cash (used in)/ generated from operations	15	(1,376)	1,576
Net cash (used in)/ generated from operating activities		(1,376)	1,576
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	-	(216)
Acquisition of property, plant and equipment	8	(322)	(653)
Proceeds from sale of property, plant and equipment		-	6
Proceeds from disposals of investment in financial assets		1,170	5,211
Acquisition of investment in financial instruments		(626)	(2,246)
Payments from derivative financial instruments		(158)	-
Dividends collected		2,737	674
Interest collected		44	49
Net cash generated from investing activities		2,845	2,825
Financing activities:
Repurchase of non-convertible notes		-	(1,780)
Sale of non-convertibles notes in portfolio		-	97
Borrowings and issuanse of non-convertible notes		22,383	20,034
Payment of borrowings and non-convertible notes		(17,640)	(27,094)
Obtaining of short-term loans, net		511	2,871
Repurchase of treasury shares		(1,650)	-
Exercise of warrants		22	58
Dividends paid		(4,435)	-
Interest paid		(6,689)	(6,905)
Net cash used in financing activities		(7,498)	(12,719)
Net decrease in cash and cash equivalents		(6,029)	(8,318)
Cash and cash equivalents at beginning of the period		8,129	9,301
Result from exposure to inflation on cash and cash equivalents		101	35
Foreign exchange gain in cash and changes in fair value of cash equivalents		(1,710)	255
Cash and cash equivalents at the end of the period		491	1,273

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9th Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 9, 2023.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of six month ended December 31, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended December 31, 2022, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	12.31.22 (Six months)
43%

As a consequence of the aforementioned, these Financial Statements as of December 31, 2022 were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2022.

2.3.
Comparative information

The balances as of June 30, 2022 and December 31, 2021, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingentassets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2022, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2022 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2022. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2022, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

Set out below are the changes in Company’s investment in subsidiaries and associates for the six-month period ended December 31, 2022 and for the fiscal year ended June 30, 2022:

	12.31.22	06.30.22
Beginning of the period / year	172,338	145,829
Capital contributions	-	216
Share of profit	10,219	40,798
Other comprehensive results	(1,350)	(13,357)
Share of changes in subsidiaries and associates equity	2,713	1,172
Decrease of interest	-	(1,115)
Dividends distributed	(4,044)	(1,205)
End of the period / year	179,876	172,338

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2022 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2022 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive (loss) / income
Name of the entity	12.31.22	06.30.22	12.31.22	06.30.22	12.31.22	12.31.21
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	1.35%	1.35%	1,949	2,073	(40)	(413)
Futuros y Opciones.Com S.A.	50.10%	50.10%	2,553	2,037	966	403
Amauta Agro S.A. (continuation of FyO Trading S.A.)	2.20%	2.20%	7	13	(6)	10
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	2.20%	2.20%	105	56	48	8
Helmir S.A.	100.00%	100.00%	48,822	46,219	(351)	(169)
IRSA Inversiones y Representaciones Sociedad Anónima	54.00%	53.62%	125,245	120,510	8,330	28,889
Alafox S.A. (*)	-	-	-	-	-	(136)
Total Subsidiaries			178,681	170,908	8,947	28,592

Associates
Agrouranga S.A.	34.86%	34.86%	906	1,135	(95)	31
Uranga Trading S.A.	34.86%	34.86%	289	295	17	51
Total Associates			1,195	1,430	(78)	82
Total Investments in subsidiaries, associates and join ventures			179,876	172,338	8,869	28,674

					Last financial statement issued
Name of the entity	Market value as of 12.31.22	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	29.96	Brazil	Agricultural	1,334,400	2,497	966	84,657
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	191,632,255	386	1,934	5,096
Amauta Agro S.A. (continuation of FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	506,440	23	(259)	314
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	1	2,202	4,767
Helmir S.A.	Not publicly traded	Uruguay	Investment	10,287,750,845	10,288	663	48,465
IRSA Inversiones y Representaciones Sociedad Anónima	167.50	Argentina	Real Estate	431,737,584	811	15,090	234,326
Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	(272)	390
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	50	830

(*) Liquidated company as of February 28, 2022.

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2022 and for the fiscal year ended June 30, 2022 were as follows:

	12.31.22	06.30.22
Beginning of the period / year	1,321	1,268
Transfers	711	363
Net gain/ (loss) from fair value adjustment of investment properties	90	(310)
End of the period / year	2,122	1,321

During the six-month period ended December 31, 2022 and for the year ended June 30, 2022, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the consolidated financial statements corresponding to the year ended June 30, 2022, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted considering the specific aspects of each land, the most important used premise being the price per hectare.

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2022 and for the fiscal year ended June 30, 2022 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 12.31.22	Total as of 06.30.22

Costs	23,497	1,598	25,095	24,099
Accumulated depreciation	(3,802)	(1,097)	(4,899)	(4,434)
Net book amount at the beginning of the period / year	19,695	501	20,196	19,665
Additions	240	82	322	854
Disposals	-	-	-	(11)
Transfers	(135)	-	(135)	153
Depreciation charge (i)	(161)	(78)	(239)	(465)
Balances at the end of the period / year	19,639	505	20,144	20,196

Costs	23,602	1,680	25,282	25,095
Accumulated depreciation	(3,963)	(1,175)	(5,138)	(4,899)
Net book amount at the end of the period / year	19,639	505	20,144	20,196

(i)
For the fiscal period / year ended December 31, 2022 and June 30, 2022, the depreciation expense of property, plant and equipment has been charged as follows: ARS 16 and ARS 39 in "Costs";ARS 13 and ARS 23 in “General and administrative expenses” and ARS 1 and ARS 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";ARS 209 and ARS 402 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2022 and for the fiscal year ended as of June 30, 2022 were as follows:

	Software	Concession rights	Total as of 12.31.22	Total as of 06.30.22
Costs	99	1,161	1,260	1,260
Accumulated amortization	(92)	(536)	(628)	(579)
Net book amount at the beginning of the period / year	7	625	632	681
Amortization charges (i)	(6)	(19)	(25)	(49)
Balances at the end of the period / year	1	606	607	632
Costs	99	1,161	1,260	1,260
Accumulated amortization	(98)	(555)	(653)	(628)
Net book amount at the end of the period / year	1	606	607	632

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the six-month period ended as of December 31, 2022 and for the fiscal year ended as of June 30, 2022 is as follows:

	12.31.22	06.30.22
Non Current
Offices	51	86
Farmland	5,300	3,815
Machines and equipment	-	1
Total right of use assets	5,351	3,902

The amortization charge of the right of use assets is detailed below:

	12.31.22	12.31.21
Farmland	1,327	1,155
Offices	34	33
Machines and equipment	-	2
Total amortization of right of use assets	1,361	1,190

11.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2022 and for the fiscal year ended as of June 30, 2022 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 12.31.22	Total as of 06.30.22
Net book amount at the beginning of the period / year	554	2,940	7,122	163	90	10,869	12,280
Purchases	-	-	265	3	-	268	1,080
Transfers	(252)	252	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(1,296)	(1,758)	(50)	-	(3,104)	5,132
Decrease due to harvest	-	(4,497)	-	-	-	(4,497)	(20,745)
Sales	-	-	(1,334)	(1)	-	(1,335)	(3,334)
Consumes	-	-	(8)	-	(12)	(20)	(36)
Costs for the period	2,635	2,959	1,303	-	-	6,897	16,492
Balances at the end of the period / year	2,937	358	5,590	115	78	9,078	10,869

Non-current (production)	-	-	4,930	100	78	5,108	6,713
Current (consumable)	2,937	358	660	15	-	3,970	4,156
Net book amount at the end of the period / year	2,937	358	5,590	115	78	9,078	10,869

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the six-month period ended December 31, 2022, there were transfers for ARS 252 between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

Capitalized costs of production as of December 31, 2022 and 2021 are as follows:

	12.31.22	12.31.21
Supplies and labors	4,262	5,735
Leases and expenses	7	6
Amortization and depreciation	1,537	1,354
Maintenance and repairs	147	138
Payroll and social security liabilities	582	571
Fees and payments for services	40	49
Freights	154	101
Travel expenses and stationery	134	105
Taxes, rates and contributions	34	56
	6,897	8,115

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2022.

As of December 31, 2022, and June 30, 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of December 31, 2022 and June 30, 2022 are as follows:

	12.31.22	06.30.22
Current
Crops	1,746	3,751
Materials and supplies	27	11
Seeds and fodders	5,035	4,430
Total inventories	6,808	8,192

As of December 31, 2022, and June 30, 2022 the cost of inventories recognized as expense amounted to ARS 6,671 and ARS 20,881, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2022.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2022 and June 30, 2022 and their allocation to the fairvalue hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2022		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	5,006	-	5,006	3,582	8,588
Derivative financial instruments
- Options on commodities	-	5	5	-	5
Cash and cash equivalents
- Cash on hand and at bank	294	-	294	-	294
- Short-term investments	-	197	197	-	197
Total assets	5,300	202	5,502	3,582	9,084

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	7,684	-	7,684	2,280	9,964
Borrowings (Note 18)	77,339	-	77,339	-	77,339
Derivative financial instruments:
- Commodities futures contracts	54	-	54	-	54
Total Liabilities	85,077	-	85,077	2,280	87,357

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2022		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	6,600	-	6,600	1,447	8,047
Investment in financial assets
- Pubilc companies´ securities	-	286	286	-	286
Derivative financial instruments
- Options on commodities	-	14	14	-	14
- Foreign-currency futures contracts	-	3	3	-	3
Cash and cash equivalents
- Cash on hand and at bank	7,723	-	7,723	-	7,723
- Short-term investments	-	406	406	-	406
Total assets	14,323	709	15,032	1,447	16,479

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	11,699	-	11,699	1,761	13,460
Borrowings (Note 18)	79,233	-	79,233	-	79,233
Derivative financial instruments:
- Commodities futures contracts	-	94	94	-	94
Total Liabilities	90,932	94	91,026	1,761	92,787

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2022 and June 30, 2022 are as follows:

	12.31.22	06.30.22
Receivables from sale of properties (i)	799	725
Receivables from sale of agricultural products and services	1,782	2,899
Debtors under legal proceedings	2	11
Less: allowance for doubtful accounts	(18)	(9)
Total trade receivables	2,565	3,626
Prepayments	435	338
Tax credits	1,909	1,029
Loans granted	116	100
Advance payments	153	63
Expenses to recover	57	93
Others	334	394
Total other receivables	3,004	2,017
Related parties (Note 25)	3,001	2,395
Total trade and other receivables	8,570	8,038
Non-current	740	894
Current	7,830	7,144
Total trade and other receivables	8,570	8,038

(i)
Net of implicit interests

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2022.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.22	06.30.22
Beginning of the period / year	9	12
Charges	13	3
Inflation adjustment	(4)	(6)
End of the period / year	18	9

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2022 and 2021:

	12.31.22	12.31.21
Profit for the period	11,013	43,414
Adjustments for:
Income tax	(2,452)	(4,790)
Depreciation and amortization	88	90
Unrealized gain from derivative financial instruments of commodities	(51)	(265)
Financial results, net	1,114	(7,689)
Unrealized initial recognition and changes in the fair value of biological assets	1,290	66
Changes in net realizable value of agricultural products after harvest	(430)	281
Provisions and allowances	130	160
Loss from repurchase of non-convertible notes	-	6
Management fees	1,222	4,823
Share of profit from participation in asscociates, subsidiaries and joint ventures.	(10,219)	(38,953)
Net (gain)/ loss from fair value adjustment of investment properties	(90)	138
Result from sale of property, plant and equipment	(7)	-
Changes in operating assets and liabilities:
Decrease in biological assets	2,038	2,059
Decrease in inventories	1,814	4,373
(Increase)/ decrease in trade and other receivables	(1,227)	2,974
Increase in right of use assets	(2)	-
Decrease in lease liabilities	(966)	(662)
Increase/ (decrease) in derivative financial instruments	468	(105)
Decrease in provisions	-	(4)
Decrease in trade and other payables	(4,767)	(3,962)
Decrease in payroll and social security liabilities	(342)	(378)
Net cash (used in)/ generated from operating activities before income tax paid	(1,376)	1,576

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2022 and 2021:

	12.31.22	12.31.21
Non-cash transactions
Uncollected dividends	608	-
Currency translation adjustment and other comprehensive results from subsidiaries and associates	1,350	10,279
Reserve for share-based payments	2,713	686
Issuanse of non-convertible notes	11,181	-
Decrease in property, plant and equipment through an increase in trade and other receivables	7	-
Increase in the right of use assets through an increase in the lease liability	2,808	2,053
Increase in investment properties through a decrease in property, plant and equipment	711	-
Increase in shareholders´ equity through an increase in investment properties	576	-
Increase in deferred tax liability through a decrease in shareholders´ equity	209	-
Decrease in trade and other receivables through a decrease in lease liabilities	30	43
Decrease in trade and other receivables through a decrease in borrowings	20	579

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2022 and June 30, 2022 are as follows:

	12.31.22	06.30.22
Trade payables	3,546	2,949
Provisions	1,565	1,844
Sales, rent and services payments received in advance	1,663	956
Total trade payables	6,774	5,749
Taxes payable	86	50
Total other payables	86	50
Related parties (Note 25)	3,104	7,661
Total trade and other payables	9,964	13,460
Non-current	301	-
Current	9,663	13,460
Total trade and other payables	9,964	13,460

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 12.31.22	Total as of 06.30.22
Beginning of period / year	426	426	591
Additions (i)	86	86	220
Decreases (i)	(18)	(18)	(130)
Used during the period	-	-	(9)
Inflation adjustment	(136)	(136)	(246)
End of period / year	358	358	426
Non-current		345	412
Current		13	14
Total		358	426

(i)
The net is included in “Other operating results, net”.

18.
Borrowings

The detail of the Company’s borrowings as of December 31, 2022 and June 30, 2022 is as follows:

	Book value		Fair Value
	12.31.22	06.30.22	12.31.22	06.30.22
Non-convertible notes	55,613	54,721	52,390	51,223
Bank loans and others	1,582	4,950	1,582	4,950
Related parties (Note 25)	10,409	7,976	10,277	7,739
Bank overdrafts	9,735	11,586	9,735	11,586
Total borrowings	77,339	79,233	73,984	75,498
Non-current	45,531	32,181
Current	31,808	47,052
Total borrowings	77,339	79,233

  See Note 20 to the interim condensed consolidated financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.22	12.31.21
Deferred income tax	2,452	4,790
Income tax	2,452	4,790

The gross movements on the deferred income tax account were as follows:

	12.31.22	06.30.22
Beginning of the period / year	(15,380)	(23,026)
Revaluation surplus	(209)	(180)
Charged to the Statement of Comprehensive Income	2,452	7,826
End of the period / year	(13,137)	(15,380)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	12.31.22	12.31.21
Tax calculated at the tax applicable tax rate in effect	(2,996)	(13,518)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	3,577	13,634
Use of tax loss carry-forwards	1,407	3,280
Result from sale of participation in subsidiaries	-	27
Tax transparency	(1,320)	(1,237)
Non-taxable results, non-deductible expenses and others	(105)	501
Inflation adjustment for tax purposes	(6,549)	(4,525)
Inflation Adjustment	8,438	6,628
Income tax	2,452	4,790

See note 21 to the interim condensed consolidated financial statements.

20.
Revenues

	12.31.22	12.31.21
Crops	7,884	11,138
Cattle	1,488	1,788
Supplies	5	2
Leases and agricultural services	109	123
Total revenues	9,486	13,051

21.
Costs

	12.31.22	12.31.21
Crops	6,671	9,510
Cattle	1,334	1,496
Leases and agricultural services	29	15
Other costs	27	45
Total costs	8,061	11,066

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature
	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.22	Total as of 12.31.21
Supplies and labors	17	-	-	17	2
Leases and expenses	-	21	2	23	31
Amortization and depreciation	17	70	1	88	90
Doubtful accounts (charge and recovery)	-	-	13	13	2
Cost of sale of agricultural products and biological assets	8,005	-	-	8,005	11,006
Advertising, publicity and other selling expenses	-	-	91	91	115
Maintenance and repairs	1	60	1	62	86
Payroll and social security liabilities	14	569	50	633	842
Fees and payments for services	5	99	80	184	163
Freights	-	-	855	855	1,455
Bank commissions and expenses	-	16	-	16	53
Travel expenses and stationery	2	25	1	28	35
Conditioning and clearance	-	-	157	157	234
Director’s fees	-	49	-	49	68
Taxes, rates and contributions	-	1	135	136	201
Total expenses by nature as of 12.31.22	8,061	910	1,386	10,357	-
Total expenses by nature as of 12.31.21	11,066	1,194	2,123	-	14,383

(i)
Include ARS 27 and ARS 45 of other agricultural operating costs as of December 31, 2022 and 2021, respectively.

23.
Other operating results, net

	12.31.22	12.31.21
Administration fees	10	14
(Loss)/ gain from commodity derivative financial instruments	(87)	409
Interest and allowances generated by operating assets	27	74
Contingencies	(68)	(90)
Donations	(13)	(2)
Others	82	(97)
Total other operating results, net	(49)	308

24.
Financial results, net

	12.31.22	12.31.21
Interest income	717	275
Total financial income	717	275
Interest expenses	(4,887)	(2,869)
Other financial costs	(294)	(425)
Total financial costs	(5,181)	(3,294)
Exchange rate difference, net	3,243	9,104
Fair value gain of financial assets at fair value through profit or loss	438	1,808
Loss from derivative financial instruments (except commodities)	(161)	(401)
Loss from the exchange of non-convertible notes	(310)	-
Loss from repurchase of non-convertible notes	-	(6)
Total other financial results	3,210	10,505
Inflation adjustment	4,290	(974)
Total financial results, net	3,036	6,512

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2022.

The following is a summary of the balances with related parties as of December 31, 2022 and June 30, 2022:

Items	12.31.22	06.30.22
Trade and other payables	(3,104)	(7,661)
Borrowings	(10,409)	(7,976)
Trade and other receivables	3,001	2,395
Right of use assets	51	86
Lease Liabilities	(47)	(79)
Total	(10,508)	(13,235)

Related party	12.31.22	06.30.22	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	541	874	Corporate services receivable	Trade and other receivables
	3	11	Reimbursement of expenses receivable	Trade and other receivables
	(2)	(7)	Reimbursement of expenses to pay	Trade and other payables
	(2,079)	(2,552)	Non-convertible notes	Borrowings
	51	86	Right of use assets	Right of use assets
	(47)	(79)	Leases	Lease Liabilities
	-	4	share-based payments	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(14)	(17)	Rent and services received	Trade and other payables
	71	64	Dividends receivable	Trade and other receivables
	-	93	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(8,136)	(4,209)	Borrowings	Borrowings
	(1,047)	(1,060)	Other payables	Trade and other payables
Futuros y Opciones.Com S.A.	1,209	1,136	Brokerage operations receivable	Trade and other receivables
	383	-	Dividends receivable	Trade and other receivables
	(59)	-	Purchase of goods and/or services	Trade and other payables
	(241)	(747)	Advanced payments received	Trade and other payables
Total subsidiaries	(9,367)	(6,403)
Agro-Uranga S.A.	18	17	Dividends receivables	Trade and other receivables
	-	31	Debtors for sales, rentals and services	Trade and other receivables
	(4)	(4)	Reimbursement of expenses to pay	Trade and other payables
Uranga Trading S.A.	6	-	Dividends receivables	Trade and other receivables
Total associates	20	44
Tyrus S.A.	-	(1,087)	Non-convertible notes	Borrowings
Fibesa S.A.	(18)	(94)	Non-convertible notes	Borrowings
Amauta Agro S.A.	46	110	Debtors for sales, rentals and services	Trade and other receivables
FyO Acopio S.A.	(282)	(84)	Purchase of goods and/or services	Trade and other payables
	719	-	Debtors for sales, rentals and services	Trade and other receivables
Total Subsidiaries of the subsidiaries	465	(1,155)
CAMSA and its subsidiaries	-	(1)	Reimbursement of expenses to pay	Trade and other payables
	(225)	-	Purchase of goods and/or services	Trade and other payables
	(1,222)	(5,684)	Management fees	Trade and other payables
Banco de Crédito y Securitización S.A.	-	(23)	Rent and services received	Trade and other payables
BNH Seguros Generales S.A.	(55)	-	Non-convertible notes	Borrowings
BNH VIDA	(121)	(34)	Non-convertible notes	Borrowings
Other Related parties	(1,623)	(5,742)
Inversiones Financieras del Sur S.A.	5	36	Loans granted	Trade and other receivables
Total Parent Company	5	36
Directors and Senior Management	-	19	Reimbursement of expenses receivable	Trade and other receivables
	(8)	(34)	Directors' fees	Trade and other payables
Total directors and senior management	(8)	(15)
Total	(10,508)	(13,235)

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2022 and 2021:

Related party	12.31.22	12.31.21	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(34)	(18)	Leases and/or rights of use
	(260)	197	Financial operations
	(5)	-	Corporate services
Futuros y Opciones.Com S.A.	(21)	(173)	Purchase of goods and/or services
	(5)	(12)	Financial operations
	-	281	Supplies and labor
	-	6	Administration fees
Amauta Agro S.A.	66	-	Purchase of goods and/or services
	6	-	Administration fees
Helmir S.A.	677	206	Financial operations
Alafox S.A.	-	132	Financial operations
Total subsidiaries	424	619
Tyrus S.A.	133	-	Financial operations
Panamerican Mall S.A.	(25)	8	Financial operations
Fibesa S.A.	15	-	Financial operations
FyO Acopio S.A.	(275)	-	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	(152)	8
Uranga Tradiing S.A.	144	236	Income from agricultural sales and services
Total Associates	144	236
Estudio Zang, Bergel & Viñes	(12)	(8)	Legal services
CAMSA and its subsidiaries	(1,222)	(4,823)	Management fees
BNH Vida S.A.	4	12	Financial operations
Hamonet S.A.	(2)	(2)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(4)	(4)	Leases and/or rights of use
Other Related parties	(1,236)	(4,825)
Directors	(49)	(68)	Compensation of Directors
Total directors y Senior Management	(49)	(68)
Inversiones Financieras del Sur S.A.	(13)	10	Financial operations
Total Parent Company	(13)	10
Total	(882)	(4,020)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2022 and 2021:

Related party	12.31.22	12.31.21	Description of transaction
Helmir S.A.	-	216	Irrevocable contributions
Total irrevocable contributions	-	216
IRSA Inversiones y Representaciones Sociedad Anónima	3,353	-	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas	86	94	Dividends received
Agro-Uranga S.A.	134	66	Dividends received
Uranga Trading S.A.	22	27	Dividends received
Futuros y Opciones.Com S.A.	449	440	Dividends received
Total dividends received	4,044	627

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 12.31.22	Total as of 12.31.21
Beginning of the period	7,285	8,138	-	15,423	18,209
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,808)	-	-	(1,808)	(253)
Changes in the net realizable value of agricultural products after harvest	-	430	-	430	(281)
Increase due to harvest	-	4,520	-	4,520	7,287
Acquisitions and classifications	268	3,622	-	3,890	2,774
Consume	(8)	(3,231)	-	(3,239)	(4,506)
Expenses incurred	1,303	-	55	1,358	1,742
Inventories	(5,705)	(6,808)	-	(12,513)	(13,906)
Cost as of 12.31.22	1,335	6,671	55	8,061	-
Cost as of 12.31.21	1,498	9,510	58	-	11,066

(1)
Corresponds to breeding cattle movements and other cattle.

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2022 and June 30, 2022 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.22	Total as of 06.30.22
Assets
Trade and other receivables
US Dollar	7	176.96	1,285	1,361
Receivables with related parties:
US Dollar	0.4	177.16	71	64
Total trade and other receivables			1,356	1,425

Derivative financial instruments
US Dollar	0.36	176.96	5	14
Total Derivative financial instruments			5	14

Cash and cash equivalents
US Dollar	0.9	176.96	160	7,713
Total Cash and cash equivalents			160	7,713

Liabilities
Trade and other payables
US Dollar	22	177.16	3,964	2,806
Trade and other payables with related parties:
US Dollar	6	177.16	1,070	1,079
Brazilian Reais	0.4	35.20	14	14
Total trade and other payables			5,048	3,899

Derivative financial instruments
US Dollar	0.31	177.16	54	-
Total derivative instruments			54	-

Lease Liabilities
US Dollar	0.01	177.16	1	-
Lease Liabilities with related parties:
US Dollar	0.27	177.16	47	79
Total Lease Liabilities			48	79

Borrowings
US Dollar	285.70	177.16	50,614	55,326
Borrowings with related parties:
US Dollar	57.24	177.16	10,141	7,977
Total Borrowings			60,755	63,303

(1)
Exchange rate as of December 31, 2022 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800 Carlos Spegazzini
Puente del Inca 2540 Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

Cresud Sociedad Anónima,
  Comercial, Inmobiliaria, Financiera y Agropecuaria

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 25,655, whose treatment is under consideration by the Board of Directors and the respective Management.

31.
Relevant events of the period

See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), including the unaudited condensed interim separate statement of financial position at December 31, 2022, the unaudited condensed interim separate statements of income and other comprehensive income for the six month period and three month period ended December 31, 2022 and the unaudited condense interim separate statements of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2022;

c)
at December 31, 2022 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 87,857,171, which was not due at that date.

Autonomous City of Buenos Aires, February 9, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	6M 23	6M 22	YoY Var
Revenues	67,484	70,013	(3.6)%
Costs	(39,699)	(49,814)	(20.3)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,494)	9,149	(127.3)%
Changes in the net realizable value of agricultural produce after harvest	457	(824)	-
Gross profit	25,748	28,524	(9.7)%
Net gain from fair value adjustment on investment properties	(28,884)	44,715	(164.6)%
Gain from disposal of farmlands	565	7,837	(92.8)%
General and administrative expenses	(6,638)	(6,352)	4.5%
Selling expenses	(4,326)	(5,474)	(21.0)%
Other operating results, net	(2,202)	1,699	(229.6)%
Management Fee	(1,222)	(4,823)	(74.7)%
Result from operations	(16,959)	66,126	(125.6)%
Depreciation and Amortization	3,861	3,845	0.4%
EBITDA (unaudited)	(13,098)	69,971	(118.7)%
Adjusted EBITDA (unaudited)	17,579	29,433	(40.3)%
Loss from joint ventures and associates	812	121	571.1%
Result from operations before financing and taxation	(16,147)	66,247	(124.4)%
Financial results, net	8,797	16,228	(45.8)%
Result before income tax	(7,350)	82,475	(108.9)%
Income tax expense	26,587	(8,394)	-
Result for the period	19,237	74,081	(74.0)%

Attributable to
Equity holder of the parent	10,574	41,310	(74.4)%
Non-controlling interest	8,663	32,771	(73.6)%

The net result for the first half of fiscal year 2023 showed a profit of ARS 19,237 million compared to a profit of ARS 74,081 million registered in the same period of 2022. This lower result is mainly explained by the result from changes in the fair value of investment properties, partially offset by the impact of the reversal of the income tax provision due to jurisprudence regarding tax inflation adjustment.

Adjusted EBITDA for the first half of 2023 reached ARS 17,579 million, decreasing by 40.3% compared to the same period in 2022. Adjusted EBITDA of agricultural segmentsreached ARS 4,754 million while Adjusted EBITDA from the urban property business and investments (through IRSA) reached ARS 14,030 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Description of Operations by Segment

6M 2023	Agribusiness	Urban Properties and Investments	Total	6M 23 vs. 6M 22
Revenues	36,905	24,916	61,821	(6.3)%
Costs	(29,205)	(4,329)	(33,534)	(25.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,573)	-	(2,573)	(128.6)%
Changes in the net realizable value of agricultural produce after harvest	457	-	457	-
Gross profit	5,584	20,587	26,171	-9.5)%
Net gain from fair value adjustment on investment properties	90	(29,666)	(29,576)	(166.3)%
Gain from disposal of farmlands	565	-	565	(92.8)%
General and administrative expenses	(2,695)	(4,020)	(6,715)	3.9%
Selling expenses	(3,221)	(1,303)	(4,524)	(18.9)%
Other operating results, net	853	(3,086)	(2,233)	(235.2)%
Result from operations	1,176	(17,488)	(16,312)	(123.0)%
Share of profit of associates	(507)	1,737	1,230	502.9%
Segment result	669	(15,751)	(15,082)	(121.2)%

6M 2022	Agribusiness	Urban Properties and Investments	Total
Revenues	48,794	17,173	65,967
Costs	(41,588)	(3,639)	(45,227)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	9,011	-	9,011
Changes in the net realizable value of agricultural produce after harvest	(824)	-	(824)
Gross profit	15,393	13,534	28,927
Net gain from fair value adjustment on investment properties	771	43,815	44,586
Gain from disposal of farmlands	7,837	-	7,837
General and administrative expenses	(2,669)	(3,793)	(6,462)
Selling expenses	(3,948)	(1,628)	(5,576)
Other operating results, net	1,769	(117)	1,652
Result from operations	19,153	51,811	70,964
Share of profit of associates	356	(152)	204
Segment result	19,509	51,659	71,168

2023 Campaign

The 2023 campaign is progressing with mixed conditions, sustained commodity prices, rising costs and climatic challenges with an impact on yields, mainly in Argentina. The “Niña” effect has caused a severe drought in the core belt of the country, affecting winter crops, mainly wheat, and is having a strong impact on soybean and corn production. Cresud has mitigated part of this effect due to the geographical location of its fields and the regional diversification, since in Brazil, Bolivia, and Paraguay, where it owns fields through its subsidiary Brasilagro, more favourable climatic conditions have been observed. We will apply the best agricultural practices to minimize climate risk and achieve good yields.

Our Portfolio

During the first halfof fiscal year 2023, our portfolio under management consisted of 761,095hectares, of which 304,837 hectares are productive and 456,258 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Breakdown of Hectares

Own and under Concession(*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	68,497	140,050	325,532	534,079
Brazil	61,447	10,338	85,625	157,410
Bolivia	8,776	-	1,244	10,020
Paraguay	12,912	2,817	43,857	59,586
Total	151,632	153,205	456,258	761,095
(*) Includes Brasilagro, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased(*)

	Agricultural	Cattle	Other	Total
Argentina	53,011	10,896	-	63,907
Brazil	46,001	2,925	4,452	53,378
Total	99,012	13,821	4,452	117,285
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	6M 23	6M 22	Var a/a
Revenues	-	-	-
Costs	(27)	(45)	(40.0)%
Gross loss	(27)	(45)	(40.0)%
Net gain from fair value adjustment on investment properties	90	771	(88.3)%
Gain from disposal of farmlands	565	7,837	(92.8)%
General and administrative expenses	(4)	(6)	(33.3)%
Selling expenses	(4)	(247)	(98.4)%
Other operating results, net	1,101	1,679	(34.4)%
Profit from operations	1,721	9,989	(82.8)%
Segment profit	1,721	9,989	(82.8)%
EBITDA	1,728	9,996	(82.7)%
Adjusted EBITDA	1,638	9,224	(82.2)%

OnNovember 8, 2022, BrasilAgro sold a fraction of 863 hectares (498 productive hectares) of the “Morotí” farm located in the State of Boquerón, Paraguay. After this operation, a remaining surface of 58,722 of the farmis still owned by Brasilagro. The total amount of the operation was set at USD 1.5million, and the buyer made a down payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the farm was valued on the books at BRL 853 thousand and the internal rate of return in dollars reached was 27.9%.

Also, on November 17, 2022, BrasilAgro sold a fraction of 1,965 hectares (1,423 productive hectares) of the “Rio do Meio” farm located in Correntina, State of Bahia, Brazil, that was acquired in January 2020. After this operation, a remaining surface of 5,750 hectares of this farm is still owned by the BrasilAgro. The total amount of the operation was set at BRL 62.4 million and the field was valued on the books at BRL 17.8 million. The internal rate of return in dollars reached was 42.7%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

II)
Agricultural Production

The result of the Farming segment went from a ARS 7,930 million gain during the first halfof fiscal year 2022 to a ARS 3,969 million loss during the same period of the fiscal year 2023.

in ARS million	6M 23	6M 22	YoY Var
Revenues	24,419	39,222	(37.7)%
Costs	(22,044)	(34,784)	(36.6)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,573)	9,011	(128.6)%
Changes in the net realizable value of agricultural produce after harvest	457	(824)	-
Gross profit	259	12,625	(97.9)%
General and administrative expenses	(1,384)	(1,617)	(14.4)%
Selling expenses	(2,307)	(3,017)	(23.5)%
Other operating results, net	(458)	(142)	222.5%
Results from operations	(3,890)	7,849	(149.6)%
Results from associates	(79)	81	(197.5)%
Segment results	(3,969)	7,930	(150.1)%
EBITDA	(858)	10,891	(107.9)%
Adjusted EBITDA	(858)	10,891	(107.9)%

II.a) Crops and Sugarcane

Crops

in ARS million	6M 23	6M 22	YoY Var
Revenues	16,067	24,749	(35.1)%
Costs	(14,231)	(22,666)	(37.2)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(573)	2,316	-
Changes in the net realizable value of agricultural produce after harvest	449	(832)	-
Loss profit	1,712	3,567	(52.0)%
General and administrative expenses	(941)	(988)	(4.8)%
Selling expenses	(2,010)	(2,608)	(22.9)%
Other operating results, net	(777)	(121)	542.1%
Lossfrom operations	(2,016)	(150)	1,244.0%
Results from associates	(78)	81	-
Activity Loss	(2,094)	(69)	2,934.8%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Sugarcane

in ARS million	6M 23	6M 22	YoY Var
Revenues	5,930	11,390	(47.9)%
Costs	(5,775)	(9,490)	(39.1)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	80	6,954	(98.8)%
Gross profit	235	8,854	(97.3)%
General and administrative expenses	(251)	(265)	(5.3%
Selling expenses	(132)	(150)	(12.0)%
Other operating results, net	289	10	2,790.0%
Profit from operations	141	8,449	(98.3%
Activity profit	141	8,449	(98.3)%

Operations

Production Volume (1)	6M 23	6M 21	6M 20	6M 19	6M 18
Corn	159,712	231,058	185,889	286,685	108,173
Soybean	13,760	10,559	10,079	14,077	13,178
Wheat	22,696	33,615	35,029	35,590	31,074
Sorghum	2,066	2,725	795	3,229	1,049
Sunflower	(7)	232	-	(1)	951
Cotton	3,353	3,094	6,818	3,237	-
Other	6,939	5,860	3,298	3,840	1,947
Total Crops (tons)	208,519	287,143	241,908	346,657	156,372
Sugarcane (tons)	1,287,194	1,532,990	1,679,465	1,634,521	1,431,109
(1)
Includes Brasilagro. Excludes Agro-Uranga.

Volume of	6M23			6M22			6M21			6M20		6M19
Sales (1)	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total
Corn	153.8	84.4	238.2	193.8	65.3	259.1	218.9	70.0	288.9	238.4	54.3	292.7	113.0	-	113.0
Soybean	47.9	15.5	63.4	83.7	50.3	134.0	84.8	23.3	108.1	117.0	42.3	159.3	53.0	42.6	95.6
Wheat	8.4	-	8.4	12.0	1.0	13.0	15.9	1.3	17.2	19.7	-	19.7	13.4	-	13.4
Sorghum	12.1	-	12.1	21.4	-	21.4	-	-	-	-	-	-	0.2	-	0.2
Sunflower	0.7	-	0.7	0.3	-	0.3	-	-	-	5.8	-	5.8	2.1	-	2.1
Cotton	5.0	-	5.0	3.8	-	3.8	2.6	-	2.6	1.8	1.4	3.2	-	-	-
Others	6.0	-	6.0	5.6	1.2	6.8	3.3	1.0	4.3	2.1	-	2.1	0.2	-	0.2
Total Crops (thousands of tons)	234.0	99.9	333.9	320.6	117.8	438.4	325.5	95.6	421.1	384.8	98.0	482.8	181.9	42.6	224.5
Sugarcane (thousands of tons)	1,161.0	-	1,161.0	1,387.7	-	1,387.7	1,560.3	-	1,560.3	1,414.6	-	1,414.6	1,234.8	-	1,234.8
(1)
Includes Brasilagro. Excludes Agro-Uranga.

The Grains activity presented a negative variation by ARS 2,025 million, from a ARS 69 million loss during the first semester of fiscal year 2022 to a ARS 2,094 million loss during the same period of fiscal year 2023, mainly because of:

●
A lower gain in the productive result in Brazil due to lower corn and cotton prices at the time of harvest and higher direct costs added to a negative variation in "Other operating results" due to a gain of BRL 8.7 million in IQ22 from an agricultural insurance indemnity for the loss of crops in Paraguay.

●
A greater loss in the productive result in Argentina due to lower yields because of the drought, higher direct costs and prices lower than projected.

●
Partially offset by a gain in holdings and sales net of commercial expenses in both countries.

The result of the Sugarcane activity decreased by ARS 8,308 million, from a gain of ARS 8,449 million in the first semester of fiscal year 2022 to a gain of ARS 141 million in the same period of 2023.This is mainly due to lower production results in Brazil due to the reduction in fuel prices and its consequent impact on the demand and price of ethanol, higher fertilizer and transportation costs, and lower yields.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Area in Operation (hectares) (1)	As of 12/31/22	As of 12/31/21	YoY Var
Own farms	113,958	114,735	(0.7)%
Leased farms	121,071	122,348	(1.0)%
Farms under concession	22,407	22,239	0.8%
Own farms leased to third parties	27,975	23,778	17.7%
Total Area Assigned to Production	285,411	283,100	0.8%
(1)
Includes Agro-Uranga, Brazil and Paraguay,

II.b) Cattle Production

Production Volume	6M23	6M22	6M21	6M20	6M19
Cattle herd (tons)	4,273	3,575	4,543	5,354	5,467
Cattle (tons)	4,273	3,575	4,543	5,354	5,467

Volume of	6M23			6M22			6M21			6M20			6M19
Sales (1)	M.L	M.L	M.E	Total	M.L	M.L	M.E	Total	M.L	M.L	M.E	Total	M.L	M.E	Total
Cattle herd	5.2	-	5.2	6.2	-	6.2	8.5	-	8.5	9.3	-	9.3	4.9	-	4.9
Cattle (thousands of tons)	5.2	-	5.2	6.2	-	6.2	8.5	-	8.5	9.3	-	9.3	4.9	-	4.9
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	6M 23	6M 22	Var a/a
Revenues	1,882	2,600	(27.6)%
Costs	(1,706)	(2,180)	(21.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(2,080)	(259)	703.1%
Changes in the net realizable value of agricultural produce after harvest	8	8	0.0%
Gross Loss	(1,896)	169	-
General and administrative expenses	(124)	(150)	(17.3)%
Selling expenses	(127)	(136)	(6.6)%
Other operating results, net	26	(35)	-
Loss from operations	(2,121)	(152)	1,295.4%
Results from associates	(1)	-	-
Activity Loss	(2,122)	(152)	1,296.1%

Area in operation – Cattle (hectares) (1)	As of 12/31/22	As of 12/31/21	YoY Var
Own farms	68,456	63,273	8.2%
Leased farms	10,896	12,590	(13.5)%
Farms under concession	2,604	2,845	(8.5)%
Own farms leased to third parties	70	1,325	(94.7)%
Total Area Assigned to Cattle Production	82,026	80,033	2.5%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/22	As of 12/31/21	YoY Var
Breeding stock	72,001	67,997	5.9%
Winter grazing stock	6,509	4,217	54.4%
Sheep stock	14,145	13,156	7.5%
Total Stock (heads)	92,655	85,370	8.5%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

The result of the Cattle activity decreased by ARS 1,970 million, from a ARS 152 million loss during thefirst half offiscal year 2022 to a ARS 2,122million lossin the same period of fiscal year 2023, mainly explained by by a greater loss in holding due to more stable prices or with a downward trend in the period, accentuated by the inflationary effect.

II.c) Agricultural Rental and Services

In ARS Million	6M 23	6M 22	YoY Var
Revenues	540	483	11,8%
Costs	(332)	(448)	(25,9)%
Gross profit	208	35	494,3%
General and Administrative expenses	(68)	(214)	(68,2)%
Selling expenses	(38)	(123)	(69,1)%
Other operating results, net	4	4	-
Result from operations	106	(298)	-
Activity Result	106	(298)	-

The result of the activity increase byARS 404 million, from a ARS 298 million loss in thefirst semesterof fiscal year 2022 to a ARS 106million gainin the same period of 2023.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 1,955 million, going from a gain of ARS 2,020 million for thefirst halffiscal year 2022 to a gain of ARS 3,975 million for the same period of fiscal year 2023, mainly because of better operating results corresponding to futures and options operations, higher margins in grain brokerage commissions, and better resultsin stockpiling and consignment operations, partially offset by a decrease in the profit from the sale of inputs and increases in selling and administrative expenses.

In ARS Million	6M 23	6M 22	YoY Var
Revenues	12,486	9,572	30.4%
Costs	(7,134)	(6,759)	5.5%
Gross profit	5,352	2,813	90.3%
General and administrative expenses	(783)	(434)	80.4%
Selling expenses	(910)	(684)	33.0%
Other operating results, net	210	232	(9.5)%
Profit from operations	3,869	1,927	100.8%
Profit from associates	(428)	275	(255.6)%
Segment Profit	3,441	2,202	56.3%
EBITDA	3,975	2,020	96.8%
Adjusted EBITDA	3,975	2,020	96.8%

IV) Corporate Segment

The negative result went from a loss of ARS 612 million in the first halfof fiscal year 2022 to a ARS 524 million in the same period of fiscal year 2023.

In ARS Million	6M 23	6M 22	YoY Var
General and administrative expenses	(524)	(612)	(14.4)%
Loss from operations	(524)	(612)	(14.4)%
Segment loss	(524)	(612)	(14.4)%
EBITDA	(519)	(598)	(13.2)%
Adjusted EBITDA	(519)	(598)	(13.2)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December31, 2022,our direct and indirect equity interest in IRSA was 55.3% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	6M 23	6M 22	YoY Var
Revenues	30,853	21,480	43.6%
Results from operations	(16,953)	51,747	(132.8)%
EBITDA	(16,737)	52,485	(131.9)%
Adjusted EBITDA	14,030	12,719	10.3%
Segment Result	(15,751)	51,659	(130.5)%

Consolidated revenues from sales, rentals and services increased by 43.6% during the first semesterof fiscal year 2023 compared to the same period of 2022. Adjusted EBITDA reached ARS 14,030 million, 10.3% higher than in the same period of previous fiscal year, mainly due to the Shopping Centers and Hotels segments which strongly recovered their level of activity.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	59.3	Variable	< 360 days
Series XXIII	USD	14.7	6.50%	Feb-23
Series XXX	USD	25.0	2.00%	Aug-23
Series XXXI	USD	0.8	9.00%	Nov-23
Series XXXIX	ARS	34.8	PrivateBadlar + 1%	Feb-24
Series XXXIV	USD	24.0	6.99%	Jun-24
Series XXXIII	USD	12.6	6.99%	Jul-24
Series XXXV	USD	41.8	3.50%	Sep-24
Series XXXVI	USD	40.6	2.00%	Feb-25
Series XXXVII	USD	24.4	5,50%	Mar-25
Series XXXVIII	USD	70.6	8.00%	Mar-26
Series XL	USD	38,2	0%	Dec-26
Other debt		32.0	-	-
CRESUD’s Total Debt (2)	USD	407.7
Cash and cash equivalents (2)	USD	10.3
CRESUD’s Net Debt	USD	397.4
Brasilagro’s Net Debt	USD	51.5
(1) Principal amount stated in USD (million) at an exchange rate of 177.16 ARS/USD and 5.286 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) Helmir & CRESUD stand-alone.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	24.7	Floating	< 360 days
PAMSA loan	USD	2.7	5.95%	Feb-23
Series II (3)	USD	121.0	8.75%	Mar-23
Series IX (4)	USD	56.1	10.0%	Mar-23
Series I	USD	3.1	10.0%	Mar-23
Series VIII	USD	10.8	10.0%	Nov-23
Series XI	USD	12.8	5.0%	Mar-24
Series XII	ARS	47.6	Floating	Mar-24
Series XIII	USD	29.6	3.9%	Aug-24
Series XIV	USD	156.0	8.75%	Jun-28
IRSA’s Total Debt	USD	464.4
Cash & Cash Equivalents + Investments (2)	USD	158.3
IRSA’s Net Debt	USD	306.1
(1)
Principal amount in USD (million) at an exchange rate of ARS 177.16/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Originally issued by IRSA CP. On July 6, the exchange of the Series II Notes was completed and on July 8, being the settlement date, the Notes were partially cancelled, leaving an outstanding amount of USD 121 million and on February 3, 2023 it was announced the redemption of such amount.
(4)
After the end of the period, on February 6, 2023, was announced the partial cancellation of the Series IX ONs for USD 22.5 million amount.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-22	Dec-21	Dec-20	Dec-19	Dec-18
Current assets	138,046	145,577	117,497	776,434	850,017
Non-current assets	575,557	649,840	686,605	1,419,401	1,950,834
Total assets	713,603	795,417	804,102	2,195,835	2,800,851
Current liabilities	137,508	119,570	199,624	531,559	493,088
Non-current liabilities	279,005	381,269	335,155	1,329,477	1,721,393
Total liabilities	416,513	500,839	534,779	1,861,036	2,214,481
Total capital and reserves attributable to the shareholders of the controlling company	124,497	107,945	88,251	59,846	163,513
Minority interests	172,593	186,633	181,072	274,953	422,857
Shareholders’ equity	297,090	294,578	269,323	334,799	586,370
Total liabilities plus minority interests plus shareholders’ equity	713,603	795,417	804,102	2,195,835	2,800,851

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-22	Dec-21	Dec-20	Dec-19	Dec-18
Gross profit	25,748	28,524	16,879	37,835	30,140
Loss from operations	(16,959)	66,126	26,338	17,892	(19,509)
Results from associates and joint ventures	812	121	(1,434)	(2,934)	(2,434)
Results from operations before financing and taxation	(16,147)	66,247	24,904	14,958	(21,943)
Financial results, net	8,797	16,228	(2,702)	(38,129)	(19,369)
Profit before income tax	(7,350)	82,475	22,202	(23,171)	(41,312)
Income tax expense	26,587	(8,394)	(12,112)	(6,015)	13,369
Result of the period of continuous operations	19,237	74,081	10,090	(29,186)	(27,943)
Result of discontinued operations after taxes	-	-	(19,682)	32,412	(6,602)
Result for the period	19,237	74,081	(9,592)	3,226	(34,545)
Controlling company’s shareholders	10,574	41,310	(8,820)	(9,278)	(24,125)
Non-controlling interest	8,663	32,771	(772)	12,504	(10,420)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-22	Dec-21	Dec-20	Dec-19	Dec-18
Net cash generated by operating activities	(371)	20,200	9,560	77,915	32,332
Net cash generated by /(used in) investment activities	5,501	14,421	148,693	54,375	(1,175)
Net cash used in financing activities	(33,047)	(37,847)	(134,238)	(192,481)	15,957
Total net cash used in during the fiscal period	(27,917)	(3,226)	24,015	(60,191)	47,114

Ratios

In ARS million	Dec-22	Dec-21	Dec-20	Dec-19	Dec-18
Liquidity (1)	1.004	1.218	0.589	1.461	1.724
Solvency(2)	0.713	0.588	0.504	0.180	0.265
Restricted capital (3)	0.807	0.817	0.854	0.646	0.697
Profitability (4)	0.065	0.251	(0.036)	0.010	(0.059)
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Net income for the fiscal year (excluding Other Comprehensive Income) / Average Total Shareholders’ Equity

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Material events of the quarter and subsequent events

October 2022: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2022, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 3,100 million as cash dividends as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2022

●
Reform of articles sixteen, twenty-second and twenty-third of the bylaws.

●
Incentive plan for employees, management, and directors to be integrated without premium for up to 0.96% of the Capital Stock

On November 10, 2022, the Company distributed among its shareholders the cash dividend in an amount of ARS 3,100,000,000 equivalent to 528.6642% of the stock capital, an amount per share of ARS 5.286642 (ARS 1 par value) and an amount per ADR of ARS 52.86642 (Argentine Pesos per ADR).

November 2022: Change in Warrants terms and conditions

Because of the payment of cash dividends made on November 10, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0322.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.566. Post-dividend price: USD 0.548.

The other terms and conditions of the warrants remain the same.

November 2022: Warrants Exercise

Between November 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares and7,450 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 4,082.60 was collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 592,165,126 to 592,172,576, and the new number of outstanding warrants decreased from 89,477,678 to 89,470,448.

November 2022: Shares Buyback Program

In November 2022,the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

●
Maximum amount of the investment: Up to ARS 4,000 million.

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 205 per Share and up to USD 6.50 per ADS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company's shareholders.

After the end of the period, on January 13, 2023, the Board of Directors decided to modify the maximum price contemplated in the Share Repurchase Program, establishing a maximum of USD 8.50 per ADS and ARS 305 per share.

As of the date of presentation of the Financial Statements, the Company has repurchased the equivalent of 5,825,359 common shares that represent approximately 31.77% of the approved program.

December 2022: Local Bond Issuance – Series XL Notes.

On December 21, 2022, Cresud issued the Series XL Notes, dollar linked, for a total amount of USD 38.2 million. The issuance price was 100%, the interest rate 0%and the capital amortization will be in three installments: 33% in month 36, 33% in month 42% and 34% at maturity, on December 21, 2026.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

	2022	2021
Result for the period	19,237	74,081
Income tax expense	(26,587)	8,394
Net financial results	(8,797)	(16,228)
Share of profit of associates and joint ventures	(812)	(121)
Depreciation and amortization	3,861	3,845
EBITDA (unaudited)	(13,098)	69,971
Gain from fair value of investment properties, not realized - agribusiness	(90)	(772)
Gain from fair value of investment properties, not realized - Urban Properties Business	31,868	(35,717)
Realized sale - Agribusiness	(1,101)	(4,049)
Adjusted EBITDA (unaudited)	17,579	29,433

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2022

Brief comment on prospects for the next quarter

The 2023 campaign is progressing with mixed conditions, sustained commodity prices, rising costs and climatic challenges with an impact on yields, mainly in Argentina. The “Niña” effect has caused a severe drought in the core belt of the country, affecting winter crops, mainly wheat, and is having a strong impact on soybean and corn production. Cresud has mitigated part of this effect due to the geographical location of its fields and the regional diversification, since in Brazil, Bolivia, and Paraguay, where it owns fields through its subsidiary Brasilagro, more favourable climatic conditions have been observed. We will apply the best agricultural practices to minimize climate risk and achieve good yields.

Regarding livestock activity, the campaign presents certain questions regarding international demand and the export position that Argentina could adopt, added to the downward trend that cattle prices have been experiencing in recent months. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina, and consolidate our activity in Brazil with a focus on improving productivity, controlling costs and working efficiently to achieve the highest possible operating margins.

In terms of real estate, we have been observing an upward trend in land prices worldwide that has not been replicated in Argentina and we are beginning to see greater interest in our assets in the country. As part of our business strategy, we will continue to sell the fields that have reached their maximum level of appreciation in Argentina and the region.

The urban property and investment business, which we own through IRSA, has been showing very good operating performance in its rental businesses, mainly shopping malls and hotels, thatexceeded their pre-pandemic EBITDA levels. The outlook is positive for the rest of the year.

During fiscal year 2023, we will continue working on the reduction and efficiency of the cost structure. At the same time we will continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other instruments that be useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management with many years of experience in the sector and a great track record in accessing the capital markets, will have excellent possibilities to take advantage of the best opportunities that arise in the market.

Alejandro G. Elsztain
CEO